

COMMUNITY BANCORP'S MISSION IS TO BECOME THE MOST ATTRACTIVE BANKING ALTERNATIVE WITHIN OUR MARKET FOR STOCKHOLDERS, CUSTOMERS, AND EMPLOYEES.

COMMUNITY BANCORP INC.

2003 ANNUAL REPORT

Community Bancorp

Community Bancorp's accomplishments in 2003 reflect the ongoing implementation of a sound business plan. Our mission is to become the most attractive banking alternative within our market for stockholders, customers and employees. Our priorities are to build and expand our existing customer base and market share in high growth, high opportunity markets, while maintaining high quality asset growth and strong, consistent profitability.

Net Income
(dollars in millions)


$6.000
$4.500
$3.000
$1.500
$1.551
$1.001
$1.102
$3.006
$5.896
99
00
01
02
03

Diluted Earnings Per Common Share


$1.60
$1.20
$0.80
$0.40
$0.55
$0.35
$.035
$0.84
$1.42
99
00
01
02
03

Return on Average Equity
(in percents)


25.00%
20.00%
15.00%
10.00%
5.00%
15.32%
8.62%
7.79%
16.00%
21.34%
99
00
01
02
03

Total Assets
(dollars in millions)


$500
$300
$100
$176
$281
$370
$416
$477
99
00
01
02
03

Loans
(dollars in millions)


$400.0
$300.0
$200.0
$100.0
$145.5
$247.4
$308.5
$343.4
$399.4
99
00
01
02
03

Deposits
(dollars in millions)


$400.0
$300.0
$200.0
$100.0
$157.4
$252.7
$333.3
$364.0
$393.1
99
00
01
02
03

Return on Average Assets
(in percents)


1.40%
1.00%
0.60%
0.20%
1.02%
0.43%
0.34%
0.77%
1.34%
99
00
01
02
03

Net Interest Margin
(in percents)


6.00%
4.50%
3.00%
1.50%
6.23%
5.20%
4.18%
4.40%
5.00%
99
00
01
02
03

Average Stockholder's Equity
(dollars in millions)


$30.0
$20.0
$10.0
$10.1
$11.6
$14.1
$18.8
$27.6
99
00
01
02
03

Letter To Stockholders

We are pleased to report that 2003 was a year highlighted by record profitability and enhanced stockholder value. As a Company, we met or exceeded our financial goals in the three areas in which we placed our top priorities: profitability, balance sheet restructuring, and operating efficiency.

We achieved record profitability in 2003. Net income nearly doubled to $5.9 million for 2003 from $3.0 million a year earlier. Earnings per share increased 69% to $1.42 per diluted share for 2003 from $0.84 per diluted share for 2002. Profitability ratios improved significantly in 2003 as well. Earnings for 2003 produced a return on average equity (ROE) of 21.34% and a return on average assets (ROA) of 1.34%. Both of these ratios exceeded industry averages and placed us high among our peers.

Restructuring the balance sheet was achieved through a continued focus on generating high quality assets and low cost core deposits. This combination produced significant gains in our net interest margin and net interest income. Our net interest margin increased 60 basis points to 5.00% in 2003 from 4.40% in 2002 and our net interest income rose 28% in 2003 over 2002. The improvement in our net interest margin reflects the successful efforts of our lending and retail banking operations teams. The lending team utilized interest rate floors on new loans to maintain loan yields, while the branch network focused its deposit generation activities on lower cost core deposits. Loan quality, which is always a top priority, remained extremely strong throughout the year.

We also continue to make significant progress in operating efficiency. Our efficiency ratio improved to 60.81% in 2003 from 70.25% in 2002 by focusing on expense control and revenue enhancement.

To support our continued growth and expansion, we completed a $10.9 million private placement of common stock and a $5.0 million Trust Preferred securities offering in 2003. These offerings have given us greater exposure in the institutional investment community and will allow us to continue our growth along the I-15 corridor. Our newest branches in Escondido and Bonsall have continued to exceed our expectations and we look forward to opening our sixth branch in Murrieta later in 2004.

All of these achievements have resulted in consistent gains in our stock price. The 142% increase in per share market price in 2003 reflects our concentrated efforts to enhance current stockholder value while carefully planning for future growth and profitability.

We are very confident and positive about 2004 and beyond. As a result, we recently initiated a quarterly cash dividend of $0.05 per share, payable in the first quarter of 2004. We are grateful to our customers for their strong support, our employees for their dedication, and our stockholders for their continued confidence.

Sincerely,

Gary W. Deems
Chairman of the Board

Michael J. Perdue
President and CEO





From left to right: Bank Directors, C. Bruce Dunn, Mark Baker, Phil Oberhansley, Tom Swanson

As active business and community leaders with in-depth knowledge of and insight into their communities, members of our Board of Directors play an integral role in identifying and attracting important business relationships to the Bank.

Year End Stock Price



$25.0
$20.0
$15.0
$10.0
$5.0
$5.075
$6.689
$6.571
$8.100
$19.610
99
00
01
02
03

Market Advantages

We view ourselves as being well-positioned to capitalize on the robust economy in our market place. The Bank operates in a market which has been heavily consolidated by larger banks between 1995 and 2000. Community National Bank currently ranks as the fourth largest independent bank in San Diego County, and in the cities in which we operate, we are the largest independent bank in terms of deposit market share according to the June 30, 2003 FDIC data. With a higher legal lending limit than many of our competitors, combined with robust population growth in our markets that is well in excess of statewide averages, we are uniquely positioned to attract profitable banking customer relationships from those customers who feel disenfranchised by the large banks. What differentiates us from large financial institutions is service; superior customer service delivered by experienced and knowledgeable employees offering the right mix of products to meet our customer's needs.

Strong Asset Generation

Growing businesses need loans to provide them with customized financing for internal growth, expansion of operations, new equipment purchases and construction. The combined lending experience of our commercial lending staff has proven successful at meeting our customer's financing needs. Our annual loan production has grown from $159.2 million in 1998 to $320.8 million in 2003, which translates into a compound annual growth rate of 15%.

Contributing to the increasing asset generation has been the establishment of a separate SBA 504 unit in late 2002. SBA 504 loans are proving a popular program because they provide growing businesses with long-term, fixed and variable rate financing that allows them to purchase their own real estate and help their businesses grow, make room for expansions, add new employees and avoid high rental occupancy costs. In 2003, the SBA 504 unit accounted for 47% of our total SBA loan production. These production levels have earned Community National Bank the "Leading SBA 504 Community Bank Lender Award" in the Santa Ana District and "Emerging Lender Award" in the San Diego District from the Certified Development Corporation Small Business Finance.

Continued Excellent Asset Quality

Asset quality is the barometer of the future for all financial institutions. The quality of our underwriting, combined with the strong economy in our markets, has led to superior credit quality for the Bank. Over the last five years the percentage of our net loan charge-offs to average loans outstanding was 0.11%, with the percentage being only 0.09% for 2003. Non-accrual loans, net of government guarantees, to total loans have averaged 0.18% of total loans for the last five years and were only 0.07% at December 31, 2003.

Improved Deposit Mix

We have made significant strides in improving our deposit mix in 2003. We have accomplished this by structuring incentives for branch and lending personnel with a major emphasis on core deposit generation. As a result, non-interest bearing deposits increased an impressive 33% to $68.7 million as of year end. Average transaction accounts, including savings, interest and non-interest bearing checking and money market accounts, increased 21% to $166.2 million for 2003 compared to $137.7 million for 2002.

Murrieta Branch

As part of our continuing efforts to improve deposit mix, and to take advantage of the unprecedented growth in southwest Riverside County, the Bank has plans to open a sixth branch in Murrieta in late summer 2004. Murrieta is located northwest of Temecula, along the I-15 corridor where the Bank operates a full service branch and where several senior officers of the Bank have significant market experience and knowledge of the area. The branch is strategically located and visible from the I-15 and will be part of the Village Walk retail complex, a 60 acre retail/commercial and mixed use project under development along the west side of I-15.

Enhanced Company Website and Internet Banking Products

In 2003, the bank updated and improved the Community National Bank website: www.comnb.com. With improved navigation and graphics, the enhanced website gives our customers and investors the information they want and need. Customers visiting the site can now send an e-mail addressed directly to retail branch and lending personnel. Current deposit rates are posted and updated weekly. One of the most significant improvements to the website is the inclusion of a comprehensive investor relations section with up-to-date market and company information. Copies of our annual report, SEC filings, press releases, and other pertinent investor information are readily available for current and potential investors with just the click of a mouse.

We also introduced two new Internet banking products in 2003, eCom for our individual customers and eCorp, for our business customers. These internet banking solutions augment our existing suite of cash management services and are an important means of attracting and retaining customers.



From left to right:
Executive Management Team Members,
Donald W. Murray, Gary Youmans,
Mike Patterson, Bruce Mills

THE EXECUTIVE MANAGEMENT TEAM WILL BUILD ON THE SUCCESS OF 2003 BY CONTINUING TO FOCUS ON GENERATING HIGH QUALITY ASSETS, IMPROVING OUR DEPOSIT MIX AND INTEREST MARGIN ALL WHILE CONTROLLING EXPENSES.

EFFICIENCY RATIO
(in percents)



100.00%
80.00%
60.00%
40.00%
20.00%
77.35%
81.32%
78.59%
70.25%
60.81%
99
00
01
02
03







Many of our Directors have served on our Board throughout its growth and evolution and continue to contribute their breadth of knowledge of the Bank's history and heritage to its ongoing success.

Capital Offering

To obtain the capital necessary to support the growth of the Company, we closed a $10.9 million private placement of common stock in August 2003 and a $5.0 million trust preferred private placement of floating-rate trust-preferred securities in September 2003. As a result of these actions, capital ratios for the Company and Bank remain well above the well-capitalized guidelines established by bank regulatory agencies. The Company's equity to assets ratio rose to 7.78% as of December 31, 2003 compared to 4.95% at December 31, 2002.

Enhanced Profitability

As a result of the continued growth in both lending and deposits, we have improved earnings by expanding net interest income, growing non-interest income and controlling expenses. This has resulted in record earnings for 2003 of $5.9 million. Our return on average equity (ROE) and return on average assets (ROA) for 2003 were 21.34% and 1.34%, respectively. These results place us high among our high-performing peer institutions.

Stock Performance

The improved capital position, the ability to generate quality assets, the improvements made in our net interest margin, and the Bank's location in the one of the most robust economic regions of the country are just some of the factors that are reflected in the value of your Company stock. The price of Community Bancorp Inc stock has posted an impressive gain of 142% from December 2002 to December 2003, outperforming the NASDAQ bank index and the S&P 500, both which increased 29% in the same time period.

Initiation of Cash Dividends

The Board and management are confident that we can continue to build stockholder value in the future and in February 2004, the Company initiated a $0.05 quarterly cash dividend reflecting that confidence due to the significant progress we have made in our business plan.

Introducing Michael J. Perdue, President and CEO

Michael J. Perdue, President and Chief Executive Officer of both Community Bancorp and the Bank, joined the Company in July 2003. Mr. Perdue has been involved in banking and finance for over 25 years both in Oregon and Southern California. He has held senior management positions with several local financial institutions, including five years as Executive Vice President and Chief Operating Officer and a director of Escondido-based FP Bancorp Inc., parent of First Pacific National Bank, which was acquired by Zions Bancorporation in 1998. Mr. Perdue's knowledge of and experience in community banking, as well as the local market, will help us strengthen our community bank focus and we are confident that, under Perdue's leadership, the Bank will continue its course of growth and profitability.

Salute to Thomas E. Swanson

In July 2003, Thomas E. Swanson announced his retirement as President and CEO of Community National Bank effective at the end of the year. Mr. Swanson joined Community National Bank in 1992 as senior credit officer and has served as President/CEO of the Bank since January, 1996. Swanson's extensive banking experience spans over 25 years with Security Pacific, Torrey Pines and Grossmont Banks prior to joining Community National Bank. When Tom became President, the bank had one branch and $73 million in total assets. Under his stewardship, the Bank grew to five branches with over $477 million in assets. The Staff and Board of Directors wish to express their appreciation for his many contributions to the growth and success of the Bank and we look forward to the value of his experience and insight as a member of our Board of Directors.



Board of Directors, standing, left to right: Philip D. Oberhansley, G. Bruce Dunn, Gary M. Youmans, EVP Thomas E. Swanson, Gary W. Deems, Chairman, Mark N. Baker, Robert H. S. Kirkpatrick, Granger Haugh. Sitting, left to right: Corey A. Seale, Vice Chairman, Michael J. Perdue, President and CEO.

Financial Table of Contents

Selected Consolidated Financial Data

The selected financial information in the table below as of and for the years ended December 31, 2003, 2002, 2001, 2000, and 1999 is derived from our audited consolidated financial statements. Results for past periods are not necessarily indicative of results that may be expected for any future period.

	At or For the Years Ended December 31,				
(In thousands, except per share data)	*2003*	*2002*	*2001*	*2000*	*1999*
Consolidated Statements of Earnings Data:					
Interest income	$ 26,786	$ 24,815	$ 25,205	$ 21,176	$ 12,825
Interest expense	6,170	8,695	12,481	9,806	4,281
Net interest income	20,616	16,120	12,724	11,370	8,544
Provision for loan losses	1,639	1,561	1,470	965	385
Net interest income after provision for loan losses	18,977	14,559	11,254	10,405	8,159
Other operating income	7,691	6,501	2,946	2,178	5,576
Other operating expense	17,177	15,921	12,315	10,930	11,284
Income before income taxes	9,491	5,139	1,885	1,653	2,451
Income taxes	3,595	2,133	783	652	900
Net income	$ 5,896	$ 3,006	$ 1,102	$ 1,001	$ 1,551
Net income per share - basic	$ 1.51	$ 0.86	$ 0.36	$ 0.36	$ 0.56
Net income per share - diluted	$ 1.42	$ 0.84	$ 0.35	$ 0.35	$ 0.55
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 17,940	$ 11,814	$ 10,856	$ 6,833	$ 8,499
Federal funds sold	$ 17,925	$ 9,690	$ 28,090	$ 10,997	$ 6,877
Investments and other securities	$ 27,106	$ 39,029	$ 12,287	$ 8,034	$ 7,763
Loans, net of fees, costs and discounts	$399,422	$343,416	$308,474	$247,425	$145,521
Total assets	$476,698	$415,698	$370,223	$280,696	$175,981
Total deposits	$393,126	$363,952	$333,334	$252,697	$157,392
Long term debt	$ 14,697	$ 10,004	$ 10,000	$ 10,000	$ -
Total stockholders' equity	$ 37,081	$ 20,573	$ 16,501	$ 12,236	$ 11,337
Other Financial Data:					
Dividends per common share	$ -	$ -	$ -	$ -	$ -
Book value per share (adjusted for stock dividends)	$ 8.50	$ 5.81	$ 4.75	$ 4.16	$ 3.86
Stockholders' equity to assets	7.78%	4.95%	4.46%	4.36%	6.44%
Return on average assets	1.34%	0.77%	0.34%	0.43%	1.02%
Return on average equity	21.34%	16.00%	7.79%	8.62%	15.32%
Net interest margin	5.00%	4.40%	4.18%	5.20%	6.23%
Efficiency ratio	60.81%	70.25%	78.59%	81.32%	77.35%
Credit Quality Data:					
Non-accrual loans to total gross loans	0.24%	0.65%	1.03%	0.02%	1.24%
Non-performing assets to total assets	0.30%	0.54%	1.38%	0.02%	1.03%
Loan loss allowances to total gross loans	1.30%	1.14%	0.90%	0.80%	0.77%
Loan loss allowances to loans held for investment	1.58%	1.36%	1.03%	0.85%	0.78%
Loan loss allowances to non-accrual loans	542.14%	175.02%	88.00%	3488.00%	62.00%
Net loan losses to average loans	0.09%	0.16%	0.23%	0.03%	0.04%
Credit Quality Data (net of gov't guarantees):					
Non-accrual loans to total gross loans	0.07%	0.19%	0.37%	0.01%	0.28%
Non-performing assets to total assets	0.15%	0.16%	0.82%	0.01%	0.24%
Loan loss allowance to total gross loans	1.40%	1.26%	1.07%	0.94%	0.80%
Loan loss allowance to non-accrual loans	1923%	606%	245%	5373%	270%

Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Information

Certain statements contained in this Report and in the Company's Form 10-K ("Report"), including, without limitation, statements containing the words "believes", "anticipates", "intends", "expects", and words of similar import, constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions in those areas in which we operate, demographic changes, competition, fluctuations in interest rates, changes in business strategy or development plans, changes in governmental regulation, credit quality, the availability of capital to fund the expansion of our business, economic, political and global changes arising from the war on terrorism, the conflict with Iraq and its aftermath, and other factors referenced in this Report, including in "Item 1. Business - Factors That May Affect Future Results of Operations," as contained in the 10-K. When relying on forward-looking statements to make decisions with respect to our Company, investors and others are cautioned to consider these and other risks and uncertainties. We disclaim any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

The following discussion and analysis should be read in conjunction with our consolidated financial statements and footnotes to the consolidated financial statements included in this Report.

Executive Overview: Key Factors in Evaluating Financial Condition and Operating Performance

As a publicly traded community bank holding company, we focus on several key factors including:

- Return to our stockholders
- Return on average assets
- Development of core revenue streams, including net interest income and non-interest income
- Asset quality
- Asset growth
- Operating efficiency

Return to Our Stockholders

Our return to our stockholders is measured in the form of return on average equity ("ROE"), and the potential valuation of the stock price relative to our returns and earnings per share. Our ROE for the year ended December 31, 2003 was 21.34% compared to 16.00% and 7.79% for the years ended December 31, 2002 and 2001, respectively. Earnings per basic share increased to $1.51 for the year ended December 31, 2003 compared to $0.86 and $0.36 for the years ended December 31, 2002 and 2001, respectively. Earnings per diluted share increased to $1.42 for the year ended December 31, 2003 compared to $0.84 and $0.35 for the years ended December 31, 2002 and 2001, respectively. The increase in ROE and EPS is due to the increase in net income, and was partially offset by the increase in average equity and average shares outstanding as a result of the common equity offering during the third quarter of 2003.

Return on Average Assets

Our return on average assets ("ROA") is a measure we use to compare our performance with other banks and bank holding companies. Our ROA for the year ended December 31, 2003 was 1.34% compared to 0.77% and 0.34% for the years ended December 31, 2002 and 2001, respectively. The increase in ROA is due to the increase in net income relative to our increase in average assets.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Cont.)

Development of Core Revenue Streams

Over the past several years, we have focused on not only improving net income, but improving the consistency of our revenue streams in order to create more estimable future earnings and reduce the effect of changes in our operating environment on our net income. Specifically, we have focused on net interest income through a variety of processes, including increases in average interest earning assets as a result of loan generation and retention and improved net interest margin by focusing on core deposit growth and the use of interest rate floors on new loans being originated combined with improved borrowing costs through the use of an interest rate swap. As a result, our net interest income before provision for loan losses increased to $20.6 million for the year ended December 31, 2003 compared to $16.1 million and $12.7 million for the years ended December 31, 2002 and 2001, respectively. Our net interest margin has also improved to 5.00% for the year ended December 31, 2003 compared to 4.40% and 4.18% for the years ended December 31, 2002 and 2001, respectively.

We have also improved our non-interest income. Non-interest income for the year ended December 31, 2003 was $7.7 million compared to $6.5 million and $2.9 million for the years ended December 31, 2002 and 2001, respectively. We did not sell SBA 7a loans during the first six months of 2001 in order to increase net interest income in the SBA division by retaining the loan production, and therefore, gain on sale of loans was only $1.1 million in 2001. We increased SBA loan sales from $28.5 million for the year ended December 31, 2001 to $64.8 million for the year ended December 31, 2002, which resulted in gain on sale of loans increasing to $4.4 million. Even though SBA loan sales declined slightly to $63.4 million for the year ended December 31, 2003, gain on sale of loans increased to $5.2 million as a result of higher premiums paid in the secondary market. As a percentage of total revenue (net interest income before provision plus non-interest income), our gain on sale of loans declined to 18.23% in 2003 compared to 19.50% in 2002. Excluding gain on sale of loans, other real estate owned (OREO) and repossessed assets, other operating income increased $336,000, or 15.8%, in 2003 compared to 2002.

While we consider gain on sale of loans a part of our core revenue stream, it is subject to changes in the environment in which we operate, including the effects of government regulation. Specifically, changes in the funding of the SBA 7a program on an annual basis can lead to temporary halts in the program itself and fundamental changes in the structure of the program. See "Item 1. Business – Factors That May Affect Future Results of Operations - Legislative and regulatory developments related to SBA lending may adversely affect our revenue as contained in the 10-K."

Asset Quality

For all banks and bank holding companies, asset quality has a significant impact on the overall financial condition and results of operations. Asset quality is measured in terms of percentage of total loans, total assets, and is a key element in estimating the future earnings of a company. Total non-performing loans decreased to $961,000 as of December 31, 2003 compared to $2.3 million as of December 31, 2002. Non-performing loans as a percentage of gross loans decreased to 0.24% as of December 31, 2003 compared to 0.65% as of December 31, 2002. Net of government guarantees, non-performing loans totaled $271,000, or 0.07% of total gross loans, as of December 31, 2003 compared to $651,000, or 0.19% of total gross loans, as of December 31, 2002. Non-performing assets decreased to $1.4 million as of December 31, 2003 compared to $2.3 million as of December 31, 2002. Net of government guarantees, non-performing assets as a percent of total assets were 0.15% as of December 31, 2003 compared to 0.16% as of December 31, 2002. Net loan charge offs to average net loans totaled 0.09% for the year ended December 31, 2003 compared to 0.16% for the year ended December 31, 2002.

Asset Growth

As revenues from both net interest income and non-interest income are a function of asset size, the continued growth in assets has a direct impact in increasing net income and therefore ROE and ROA. The majority of our assets are loans, and the majority of our liabilities are deposits, and therefore the ability to generate loans and deposits are fundamental to our asset growth. Total assets increased 14.67% to $476.7 million as of December 31, 2003 compared to $415.7 million as of December 31, 2002 and was $370.2 million as of December 31, 2001.

Net loans increased 16.11% to $394.2 million as of December 31, 2003 compared to $339.5 million as of December 31, 2002 and $308.5 million as of December 31, 2001. Total loans originated were $320.8 million for the year ended December 31, 2003 compared to $309.1 million and $267.1 million for the years ended December 31, 2002 and 2001, respectively.

Deposits were $393.1 million as of December 31, 2003, an increase of 8%, compared to $364.0 million as of December 31, 2002. Retail deposits increased 11% to $333.6 million, compared to $300.3 million last year. Non-interest bearing deposits increased 33% to $68.7 million as of the end of the year, compared to $51.4 million a year earlier.

Operating Efficiency

Operating efficiency is the measure of how efficiently earnings before tax provisions are generated as a percentage of revenue. Our efficiency ratio (operating expenses divided by net interest income plus non-interest income) improved to 60.81% for the year ended December 31, 2003 compared to 70.25% and 78.59% for the years ended December 31, 2002 and 2001, respectively. The improvement in the efficiency ratio is due to the increase in revenues exceeding the increase in operating expenses. Net interest income before provision plus non-interest income increased 24.6% to $28.2 million for the year ended December 31, 2003, while operating expenses increased 7.9% to $17.2 million for the same period.

Critical Accounting Policies and Estimates

This "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as disclosures found elsewhere in this Report, are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of the servicing assets and interest-only strips and the valuation of repossessed assets. Actual results could differ from those estimates.

Allowance for Loan Losses. An allowance for loan losses is maintained at a level deemed appropriate by management to adequately provide for known and inherent risks in the loan portfolio and other extensions of credit, including off-balance sheet credit extensions. The allowance is based upon a continuing review of the portfolio, past loan loss experience and current economic conditions, which may affect the borrowers' ability to pay, guarantees by government agencies and the underlying collateral value of the loans. Loans which are deemed to be uncollectible are charged off and deducted from the allowance. Changes in these factors and conditions may cause management's estimate of the allowance to increase or decrease and result in adjustments to our provision for loan losses.

In determining the appropriate level of the allowance for loan losses, our management and Directors' Loan Committee initially identifies all classified, restructured or non-performing loans and assesses each loan for impairment, as well as any government guarantees on these loans, which in general do not require an allowance for loan loss. Loans are considered impaired when it is probable that a creditor will be unable to collect all amounts due according to the original contractual terms of the loan agreement. If the measure of the impaired loan is less than the recorded investment in the loan, a valuation allowance is established with a corresponding charge to the provision for loan losses. We measure an impaired loan by using the fair value of the collateral if the loan is collateral-dependent and the present value of the expected future cash flows discounted at the loan's effective interest rate if the loan is not collateral-dependent.

After the specific allowances for loans are allocated, the remaining loans are pooled based on collateral type. A range of potential losses is determined using an eight quarter historical analysis by pool based on the relative carrying value at the time of charge off. In addition, our management and Directors' Loan Committee establish reserve levels for each pool based upon loan type as well as market

Management's Discussion and Analysis of Financial Condition and Results of Operations (Cont.)

condition for the underlying collateral, considering such factors as trends in the real estate market, economic uncertainties and other risks that exist as of each reporting period. In general there are no reserves established for the government guaranteed portion of loans outstanding. All non-specific reserves are allocated to each of these pools.

The reserve for losses on commitments to extend credit is determined based on the historical losses on the underlying collateral of the commitment. The majority of these commitments are on construction loans. Our management and Directors' Loan Committee also establishes a reserve for each pool based upon loan type as well as market conditions for the underlying real estate or other collateral, considering such factors as trends in the real estate market, economic uncertainties and other risks that exist as of each reporting period. In general there are no reserves established for the government guaranteed portion of commitments to extend credit.

Changes in the financial condition of individual borrowers, in economic conditions, in historical loss experience and in the condition of the various markets in which collateral may be sold may all affect the required level of the allowance for loan losses and the associated provision for loan losses.

Servicing Assets and Interest-Only Strips. In accordance with FAS 140, the Company recognizes a servicing asset or liability at the time a loan is sold and the Company retains the servicing, based on the present value of the estimated future cash flows. The servicing asset is amortized proportionately over the period based on the ratio of net servicing income received in the current period to total net servicing income projected to be realized from the servicing rights. Projected net servicing income is determined on the basis of the estimated future balance of the underlying loan portfolio, which decreases over time from scheduled loan amortization and prepayments. The Company estimates future prepayment rates based on relevant characteristics of the servicing portfolio, such as loan types, original terms to maturity and recent prepayment speeds, as well as current interest rate levels, market forecasts and other economic conditions.

We periodically evaluate servicing assets for impairment. For purposes of measuring impairment, the rights are stratified based on original term to maturity. The amount of impairment recognized is the amount by which the servicing asset for a stratum exceeds its fair value. In estimating fair values at December 31, 2003, we utilized a weighted average prepayment assumption of approximately 7% and a discount rate of 10%. In estimating fair values at December 31, 2002, we utilized a weighted average prepayment assumption of approximately 7% and a discount rate of 12%.

Rights to future interest income from serviced loans that exceed contractually specified servicing fees are classified as interest-only strips. The interest-only strips are accounted for as trading securities and recorded at fair value with any unrealized gains or losses recorded in earnings in the period of change of fair value. Unrealized gains or losses on interest-only strips were not material during the years ended December 31, 2003 and 2002. At December 31, 2003, the fair value of interest-only strips was estimated using a weighted average prepayment assumption of approximately 7% and a discount rate of 10%. At December 31, 2002, the fair value of interest-only strips was estimated using a weighted average prepayment assumption of approximately 7% and a discount rate of 12%.

Changes in these assumptions and economic factors may result in increases or decreases in the valuation of our servicing assets and interest-only strips.

Real Estate Owned and Repossessed Assets. Real estate or other assets acquired through foreclosure or deed-in-lieu of foreclosure or repossession are initially recorded at the lower of cost or fair value less estimated costs to sell through a charge to the allowance for estimated loan losses. Subsequent declines in value are charged to operations. There were no OREOs acquired through foreclosure as of December 31, 2003 and 2002. As of December 31, 2003, we had one aircraft acquired through repossession. Valuation was done using the collateral method based on a recent appraisal of the underlying collateral.

Results of Operations

Banking Division — Net Income

Net income for the Banking Division increased to $3.4 million for the year ended December 31, 2003 compared to $724,000 and $286,000 for the years ended December 31, 2002 and 2001, respectively. The increase in net income for the Banking Division was primarily driven by increases in net interest income, and was partially offset by increases in non-interest expense. Net interest income for the Banking Division increased to $16.9 million for the year ended December 31, 2003 compared to $12.6 million and $8.9 million for the years ended December 31, 2002 and 2001, respectively. This increase is primarily due to the 42% decrease in interest expense from $5.7 million for the year ended December 31, 2002 to $3.3 million for the year ended December 31, 2003, combined with the 10% increase in interest income from $18.3 million for the year ended December 31, 2002 to $20.2 million for the year ended December 31, 2003. The reduction in interest expense is the result of changes in the market rates for time deposits combined with a 21% increase in the average balance of transaction accounts (demand deposits plus interest bearing checking, savings and money market accounts) for the year ended December 31, 2003 when compared to the same period in 2002. Average transaction accounts increased to $166.2 million for the year ended December 31, 2003 compared to $137.7 million for the year ended December 31, 2002.

The Banking Division generated gain on sale of loans through its mortgage banking department. The Company closed the mortgage department effective January 31, 2003. During the year ended December 31, 2003, gain on sale of loans from the mortgage department totaled $48,000 compared to $233,000 for the year ended December 31, 2002 and $151,000 for the year ended December 31, 2001.

In addition to improved net interest income as a result of the increase in transaction accounts, customer service charges also increased to $735,000 for the year ended December 31, 2003 compared to $614,000 for the year ended December 31, 2002 and $533,000 for the year ended December 31, 2001.

Other fee income for the Banking Division is made up of gains or losses on interest only strips, trading securities, fees from brokering of mortgage loans, construction and other loan fees, and other deposit fees not included in customer service charges. Net of gain on sale of mortgage loans and customer service charges, other fee income for the Banking Division increased to $706,000 for the year ended December 31, 2003 compared to $682,000 for the year ended December 31, 2002 and was $868,000 for the year ended December 31, 2001. The reduction in other fee income from 2001 to 2002 is the result of the decrease in other income from mortgage lending and construction related fees. In January 2003, we closed our mortgage department. As a result, other fee income generated from mortgage lending totaled $42,000 for the year ended December 31, 2003 compared to $99,000 for the year ended December 31, 2002 and was $145,000 for the year ended December 31, 2001. The decline in mortgage fees was partially offset by the net increases in fees from other parts of the Banking Division. Construction related fees declined from $357,000 for the year ended December 31, 2001 to $266,000 for the year ended December 31, 2002. For the year ended December 31, 2003, construction related fees increased to $347,000. Fees for construction lending vary year to year depending upon the volume of construction loans generated, the competition, and therefore pricing for fees and services, and the average life of the various construction loans.

SBA Division — Net Income

Net income for the SBA division increased to $2.5 million for the year ended December 31, 2003 compared to $2.3 million and $816,000 for the years ended December 31, 2002 and 2001, respectively. The increase in net income for the SBA division was primarily driven by increases in net interest income and non-interest income, and was partially offset by increases in provisions for loan losses and non-interest expense. Net interest income for the SBA division increased to $3.8 million for the year ended December 31, 2003 compared to $3.5 million and $3.8 million for the years ended December 31, 2002 and 2001, respectively. The increase in net interest income is primarily due to the increase in interest earning assets for the SBA division. Non-interest income increased to $6.2 million for the year ended December 31, 2003 compared to $5.0 million and $1.4 million for the years ended December 31, 2002 and 2001, respectively, as a result of increases in net gain on sale of loans.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Cont.)

Net gain on sale of loans increased to $5.1 million (excluding $48,000 in gains from mortgage lending) for the year ended December 31, 2003 compared to $4.2 million (excluding $233,000 in gains from mortgage lending) and $940,000 (excluding $151,000 in gains from mortgage lending) for the years ended December 31, 2002 and 2001, respectively. During the year ended December 31, 2003, we originated $106.5 million in SBA loans compared to $85.1 million and $54.5 million during the years ended December 31, 2002 and 2001, respectively. We sold $63.4 million in SBA loans, or 60% of originations, during the year ended December 31, 2003 compared to $64.8 million in SBA loans, or 76% of originations, during the year ended December 31, 2002 and $28.5 million, or 52% of originations, during the year ended December 31, 2001. Although the dollar amount of sales decreased in 2003 when compared with 2002, the gain on sale of loans increased 17.0% due to an increase in the premiums received from the secondary market in 2003 when compared with 2002. While the change in the SBA 7a program noted above could have an impact on gain on sale of loans, we expect that we will continue to earn between $1.0 million and $1.5 million in gain on sale of loans per quarter.

Loan servicing income totaled $666,000 for the year ended December 31, 2003 compared to $687,000 for the year ended December 31, 2002 and were $129,000 for the year ended December 31, 2001. The Company as well as the industry experienced a significant increase in prepayments during the year ended December 31, 2001, which resulted in write downs of $249,000 of the servicing assets. Prepayment speeds on SBA loans decreased substantially in 2002 and 2003 as interest rates stabilized, resulting in a recovery of $199,000 on the servicing asset in 2002 and $15,000 in 2003. The decline in servicing income from 2002 to 2003 reflects the decline in the recovery from $199,000 in 2002 to $15,000 in 2003. Loan servicing income is the result of the spread between the interest rate paid by borrowers and the interest rate paid to third party investors, multiplied by the total volume of loans sold, net of the amortization of the servicing asset. The increase in loan servicing income (net of write downs and recoveries) is a result of the increase in loans serviced for others. As of December 31, 2003, SBA loans serviced for others increased to $137.0 million compared to $117.2 million as of December 31, 2002 and $69.6 million as of December 31, 2001. The increase in loans serviced for others is a result of the loans sold in 2002 and 2003, net of principal repayments.

In addition to the increase in net gain on sale of loans and loan servicing income, other non-interest income for the SBA division increased as a result of other fee income, primarily fees from loans originated which were directly funded by other investors. Net of gain on sale of loans and loan servicing income, other fee income for the SBA Division totaled $423,000 for the year ended December 31, 2003 compared to $108,000 for the year ended December 31, 2002 and were $325,000 for the year ended December 31, 2001.

Non-interest expense for the year ended December 31, 2003 increased to $5.0 million compared to $4.0 million and $3.5 million for the years ended December 31, 2002 and 2001, respectively. The increase in non-interest expense for the year ended December 31, 2003 when compared with the same periods in 2002 and 2001 is the result of incentive based compensation from increased SBA loan originations noted above, combined with the expansion of our new SBA 504 lending unit.

Net Income — Consolidated

Net income increased to $5.9 million for the year ended December 31, 2003 compared to $3.0 million and $1.1 million for the years ended December 31, 2002 and 2001, respectively. Net income increased as a result of the increase in net interest income and non-interest income, partially offset by increases in other operating expenses and provisions for loan losses.

The increase in net income and profitability for the year ended December 31, 2003 when compared with 2002 and 2001 was mainly due to increases in net interest income and non-interest income, partially offset by increases in provision for loan losses and non-interest expense. Net interest income increased due to an increase in average interest earning assets and an expanding net interest margin. Non-interest income increased primarily due to an increase in the net gain on sale of loans. Other operating expenses increased as a result of our expansion and increased loan production.

Net Interest Income

Net interest income is the most significant component of our consolidated income from operations. Net interest income is the difference (the "interest rate spread") between the gross interest and fees earned on the loan and investment portfolios and the interest paid on deposits and other borrowings. Net interest income depends on the volume of, and interest rate earned on, interest earning assets and the volume of, and interest rate paid on, interest bearing liabilities.

The following table sets forth a summary of average balances with corresponding interest income and interest expense as well as average yield and cost information for the periods presented. Average balances are derived from daily balances, and non-accrual loans are included as interest bearing loans for the purpose of this table.

For the Years Ended December 31,	2003			2002			2001		
(dollars in thousands)	*Average Balance*	*Interest Earned/ Paid*	*Average Rate/ Yield*	*Average Balance*	*Interest Earned/ Paid*	*Average Rate/ Yield*	*Average Balance*	*Interest Earned/ Paid*	*Average Rate/ Yield*
Average assets:									
Securities and time deposits									
at other banks	$ 29,749	$ 1,063	3.57%	$ 25,417	$ 1,226	4.82%	$ 7,937	$ 492	6.20%
Fed funds sold	13,749	143	1.04%	16,286	267	1.64%	25,321	900	3.55%
Loans:									
Commercial	110,344	7,043	6.38%	111,123	7,218	6.50%	91,739	7,426	8.09%
Real Estate	223,977	15,949	7.12%	180,022	13,386	7.44%	147,160	13,676	9.29%
Aircraft	29,581	2,182	7.38%	26,372	2,155	8.17%	24,949	2,069	8.29%
Consumer	5,154	406	7.88%	7,110	563	7.92%	7,585	642	8.46%
Total loans	369,056	25,580	6.93%	324,627	23,322	7.18%	271,433	23,813	8.77%
Total earning assets	412,554	26,786	6.49%	366,330	24,815	6.77%	304,691	25,205	8.27%
Non earning assets	28,564			25,704			18,062		
Total average assets	$441,118			$392,034			$322,753		
Average liabilities and									
stockholders' equity:									
Interest bearing deposits:									
Savings and interest bearing accounts	$104,457	746	0.71%	$ 92,204	890	0.97%	$ 78,291	1,689	2.16%
Time deposits	210,518	4,354	2.07%	206,764	6,324	3.06%	179,557	9,539	5.31%
Total interest bearing deposits	314,975	5,100	1.62%	298,968	7,214	2.41%	257,848	11,228	4.35%
Short term borrowing	19,550	313	1.60%	14,161	384	2.71%	2,567	141	5.49%
Long term debt	11,279	757	6.71%	10,000	1,097	10.97%	10,000	1,112	11.12%
Total interest bearing liabilities	345,804	6,170	1.78%	323,129	8,695	2.69%	270,415	12,481	4.62%
Demand deposits	61,745			45,519			33,837		
Accrued expenses and other liabilities	5,935			4,594			4,358		
Net stockholders' equity	27,634			18,792			14,143		
Total average liabilities and									
stockholders' equity	$441,118			$392,034			$322,753		
Net interest spread			4.71%			4.08%			3.65%
Net interest income		$20,616			$16,120			$12,724	
Net interest margin			5.00%			4.40%			4.18%

Management's Discussion and Analysis of Financial Condition and Results of Operations (Cont.)

The table below sets forth certain information regarding changes in our interest income and interest expense for the periods indicated. For each category of interest earning assets and interest bearing liabilities, information is provided on changes attributable to: (i) changes in volume (change in average volume multiplied by old rate); (ii) changes in rate (change in rate multiplied by old average volume); (iii) changes due to both rate and volume (change in rate multiplied by the change in average volume) are allocated to rate.

For the Years Ended December 31,	*2003 vs. 2002*			*2002 vs. 2001*		
(dollars in thousands)	*Volume*	*Rate*	*Total*	*Volume*	*Rate*	*Total*
Earning assets:						
Securities and time deposits at other banks	$ 209	$ (372)	$ (163)	$1,084	$ (350)	$ 734
Federal funds sold	(42)	(82)	(124)	(321)	(312)	(633)
Loans:						
Commercial	(51)	(124)	(175)	1,568	(1,776)	(208)
Real Estate	3,270	(707)	2,563	3,053	(3,343)	(290)
Aircraft	262	(235)	27	118	(32)	86
Consumer	(155)	(2)	(157)	(40)	(39)	(79)
Total loans	3,326	(1,068)	2,258	4,699	(5,190)	(491)
Total earning assets	3,493	(1,522)	1,971	5,462	(5,852)	(390)
Interest bearing liabilities:						
Interest bearing deposits:						
Savings and interest bearing accounts	119	(263)	(144)	301	(1,100)	(799)
Time deposits	115	(2,085)	(1,970)	1,445	(4,660)	(3,215)
Total interest bearing deposits	234	(2,348)	(2,114)	1,746	(5,760)	(4,014)
Short term borrowing	146	(217)	(71)	637	(394)	243
Long term debt	140	(480)	(340)	-	(15)	(15)
Total interest bearing liabilities	520	(3,045)	(2,525)	2,383	(6,169)	(3,786)
Change in net interest income	$2,973	$ 1,523	$ 4,496	$3,079	$ 317	$ 3,396

Net interest income before provision for estimated loan losses for the year ended December 31, 2003 was $20.6 million compared to $16.1 million and $12.7 million for the years ended December 31, 2002 and 2001, respectively. The increase in 2003 was primarily due to the increase in the average interest earning assets, combined with an increase in the net interest margin. Average interest earning assets were $412.6 million with a net interest margin of 5.00% for the year ended December 31, 2003 compared to $366.3 million with a net interest margin of 4.40% for the year ended December 31, 2002 and $304.7 million with a net interest margin of 4.18% for the year ended December 31, 2001. The increase in net interest margin is the result of the decline in cost of liabilities in 2003 being greater than the decline in yield on interest earning assets. The yield on interest earning assets declined 28 basis points to 6.49% for the year ended December 31, 2003, compared to 6.77% for the year ended December 31, 2002 and was 8.27% for the year ended December 31, 2001. The cost of liabilities declined 91 basis points to 1.78% for the year ended December 31, 2003 compared to 2.69% for the year ended December 31, 2002 and was 4.62% for the year ended December 31, 2001. For a discussion of the repricing of our assets and liabilities, see "Quantitative and Qualitative Disclosure about Market Risk", found elsewhere in this Report.

Interest Income

Interest income for the year ended December 31, 2003 increased to $26.8 million, compared to $24.8 million and $25.2 million for the years ended December 31, 2002 and 2001, respectively. The increase was primarily due to an increase in the average balance of interest earning assets, partially offset by a decrease in the yield on those assets. Average interest earning assets increased to $412.6 million for the year ended December 31, 2003 compared to $366.3 million and $304.7 million for the years ended December 31, 2002 and 2001, respectively. The yield on interest earning assets decreased to 6.49% for the year ended December 31, 2003 compared to 6.77% for the year ended December 31, 2002 and was 8.27% for the year ended December 31, 2001. The largest single component of interest earning assets was real estate loans receivable, which had an average balance of $224.0 million with a yield of 7.12% for the year ended December 31, 2003, compared to $180.0 million with a yield of 7.44% for the year ended December 31, 2002 and $147.2 million with a yield of 9.29% for the year ended December 31, 2001. The increase in the average balance of real estate loans receivable was attributable to the expansion of the Company as part of the Company's strategic plan. The use of interest rate floors on our loans has significantly mitigated the effects of the 5.25% decline in the prime rate since the beginning of 2001. For a further discussion of our interest rate floors, see "Quantitative and Qualitative Disclosures about Market Risk", found elsewhere in this Report.

Interest Expense

Interest expense for the year ended December 31, 2003 decreased to $6.2 million compared to $8.7 million and $12.5 million for the years ended December 31, 2002 and 2001, respectively. The decrease was due to the 0.91% decrease in cost of liabilities, partially offset by an increase in average interest bearing liabilities. Average interest-bearing liabilities increased to $345.8 million with a cost of 1.78% for the year ended December 31, 2003 from $323.1 million with a cost of 2.69% for the year ended December 31, 2002 and were $270.4 million with a cost of 4.62% for the year ended December 31, 2001. The decrease in the average rate for 2003 when compared with 2002 and 2001 is due to the 5.25% decline in the prime rate, and therefore market rates for CDs, since the beginning of 2001, combined with the effect of an interest rate swap hedging $10 million in long term debt. Average time deposits increased to $210.5 million with a cost of 2.07% for the year ended December 31, 2003 from $206.8 million with a cost of 3.06% for the year ended December 31, 2002 and were $179.6 million with a cost of 5.31% for the year ended December 31, 2001.

Other average borrowings increased to $30.8 million with a cost of 3.47% for the year ended December 31, 2003 compared to $24.2 million with a cost of 6.13% for the year ended December 31, 2002 and $12.6 million with a cost of 9.97% for the year ended December 31, 2001. We issued $10.0 million in fixed rate Long Term Debt Trust Preferred Securities in 2000. In December 2002, the Company entered into an interest rate swap agreement with a third party, which in effect changed the interest rate from an 11.0% fixed rate coupon to a six month floating rate that resets semi-annually at 5.455% over six month LIBOR. As a result of the interest rate swap, the cost of the Trust Preferred Securities declined to 6.71% for the year ended December 31, 2003 compared to 10.97% for the year ended December 31, 2002.

In addition to the decrease in cost of interest bearing deposits and other borrowings, the increase in non-interest bearing demand deposits has contributed significantly to the lowered cost of funds. Demand deposits increased 36% from an average $45.5 million for the year ended December 31, 2002 to $61.7 million for the year ended December 31, 2003. The cost of deposits, including demand deposits and interest bearing deposits, decreased to 1.35% for the year ended December 31, 2003 compared to 2.09% for the year ended December 31, 2002 and 3.85% for the year ended December 31, 2001. Average transaction accounts (including interest bearing checking, demand deposits, money market accounts and savings accounts), increased 21% to $166.2 million for the year ended December 31, 2003 compared to $137.7 million for the year ended December 31, 2002 and $112.1 million for the year ended December 31, 2001. The cost of funds, including interest bearing liabilities and demand deposits, was reduced 85 basis points to 1.51% for the year ended December 31, 2003 compared to 2.36% for the year ended December 31, 2002 and 4.10% for the year ended December 31, 2001.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Cont.)

Provisions for Estimated Loan Losses

The provision for estimated loan losses increased to $1.64 million for the year ended December 31, 2003 compared to $1.56 million for the year ended December 31, 2002. For further information, please see the "Loans" discussion in the "Financial Condition" portion of this section.

Other Operating Income

Other operating income represents non-interest types of revenue and is comprised of net gain on sale of loans, loan servicing fees, customer service charges and other fee income. Other operating income was $7.7 million for the year ended December 31, 2003 compared to $6.5 million for the year ended December 31, 2002 and was $3.0 million for the year ended December 31, 2001. The increase in other operating income for the year ended December 31, 2003 was due to an increase in gains on sale of loans, customer service charges and other fee income.

During the year ended December 31, 2003, net gain on sale of loans increased to $5.2 million compared to $4.4 million and $1.1 million for the years ended December 31, 2002 and 2001, respectively. For further discussion of the change in net gain on sale of loans, please see "SBA Division – Net Income" above.

Loan servicing income totaled $666,000 for the year ended December 31, 2003 compared to $687,000 for the year ended December 31, 2002 and were $129,000 for the year ended December 31, 2001. For further discussion of the change in loan servicing income, please see "SBA Division – Net Income" above.

Customer service charges increased to $735,000 for the year ended December 31, 2003 compared to $614,000 for the year ended December 31, 2002 and were $533,000 for the year ended December 31, 2001. For further discussion of the change in customer service charges, please see "Banking Division – Net Income" above.

Other fee income totaled $1.1 million for the year ended December 31, 2003 compared to $832,000 for the year ended December 31, 2002 and $1.2 million for the year ended December 31, 2001. Other fee income is composed of fees from the brokering of mortgage and SBA related loans, deposit related fees not included in customer service charges, loan fees from construction related lending, gains and losses on investments and interest only strips, and various other fees collected in the due course of business. For further discussion of the change in other fee income, please see "Banking Division – Net Income" and "SBA Division – Net Income" above.

Other Operating Expenses

Other operating expenses are non-interest types of expenses and are incurred in our normal course of business. Salaries and employee benefits, occupancy, professional services, depreciation, data processing, office and other expenses are the major categories of other operating expenses. Other operating expenses increased to $17.2 million for the year ended December 31, 2003 compared to $15.9 million for the year ended December 31, 2002 and $12.3 million for the year ended December 31, 2001.

As a percentage of average assets these expenses decreased to 3.89% for the year ended December 31, 2003 compared to 4.06% for the year ended December 31, 2002 and 3.82% for the year ended December 31, 2001. The efficiency ratio, measured as the percentage of operating expenses to net interest income before provision for loan losses plus non-interest income, excluding gains or losses on repossessed assets, improved to 60.81% for the year ended December 31, 2003 compared to 70.25% for the year ended December 31, 2002 and was 78.59% for the year ended December 31, 2001.

Salaries and employee benefits increased 9.26% to $9.6 million for the year ended December 31, 2003 compared to $8.8 million for the year ended December 31, 2002 and were $6.7 for the year ended December 31, 2001. The increase in salaries and employee benefits can be attributed to normal cost increases for salaries and benefits plus increased incentive based compensation due to increased loan production and profitability.

Occupancy expense declined slightly to $1.32 million compared to $1.34 million in 2002 and $799,000 in 2001. We moved our corporate headquarters in March 2002 while consolidating leased space from other locations, which resulted in the increase in occupancy expense from 2001 to 2002. The reduction in occupancy expense from 2002 to 2003 was the result of the reduction in overlapping rent incurred in 2002 as leases were terminated following the relocation to the new corporate headquarters.

Professional services, including legal, accounting, regulatory and consulting, were approximately the same totaling $1.1 million for the years ended December 31, 2003 and 2002 and were $762,000 for the year ended December 31, 2001.

Depreciation and amortization expense declined to $799,000 for the year ended December 31, 2003 compared to $989,000 million for the year ended December 31, 2002 and were $637,000 for the year ended December 31, 2001. As part of our relocation of our headquarters to Escondido in 2002, we incurred one time charges of $196,000. The increase in depreciation from the normalized 2002 depreciation expense of $793,000 is the result of a full year of depreciation of the new corporate headquarters compared to 10 to 11 months of depreciation in 2002.

Data processing expense increased 21% to $756,000 for the year ended December 31, 2003 compared to $625,000 for the year ended December 31, 2002 and was $546,000 for the year ended December 31, 2001 due to the increase in both deposits and loans as well as normal cost increases. Transaction accounts, (interest bearing checking, demand deposits, money market and savings accounts) increased 28.23% to $178.8 million as of December 31, 2003 compared to $139.4 million as of December 31, 2002 and were $126.2 million as of December 31, 2001. Total gross loans increased 16.42% to $402.0 million as of December 31, 2003 compared to $345.3 million as of December 31, 2002 and were $308.5 million as of December 31, 2001.

Office expenses increased to $663,000 for the year ended December 31, 2003 compared to $540,000 for the year ended December 31, 2002 and were $413,000 for the year ended December 31, 2001. Office expenses increased due to the overall expansion of our business as noted above.

Increases in other operating expenses are due to the normal expansion of our operations. Other expenses increased to $2.9 million for the year ended December 31, 2003 compared to $2.5 million for the years ended December 31, 2002 and 2001.

Provision for Income Taxes.

The effective income tax rate was 37.9% for the year ended December 31, 2003 compared to 41.5% for the years ended December 31, 2002 and 2001. The effective tax rate declined in 2003 when compared to 2002 and 2001 due to investments which generate income tax credits. See "Financial Condition – Investments" section of this discussion for further information. Provisions for income taxes totaled $3.6 million for the year ended December 31, 2003 compared to $2.1 million for the year ended December 31, 2002 and $1.1 million for the year ended December 31, 2001. See "Footnote 10 of the Consolidated Financial Statements" for further information.

Financial Condition

General

The demand for our banking products has led to increases in loans and deposits during 2003. In order to support this growth, we raised $10.1 million in equity during the year, and added an additional $4.9 million in long term debt, net of expenses. As of December 31, 2003, total assets were $476.7 million, an increase of 14.67% compared to $415.7 million as of December 31, 2002. Total gross loans increased to $402.0 million as of December 31, 2003 compared to $345.3 million as of December 31, 2002. Total deposits increased to $439.6 million as of December 31, 2003 compared to $364.0 million as of December 31, 2002. Long term debt increased to $14.7 million as of December 31, 2003 compared to $10.0 million as of December 31, 2002. Stockholders' equity increased to $37.1 million as of December 31, 2003 compared to $20.6 million as of December 31, 2002.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Cont.)

Investments

Our investment portfolio consists primarily of US Treasury and agency securities, mortgage backed securities, SBA securities, overnight investments in the Federal Funds market and investments in low income housing limited liability partnerships. Our held to maturity portfolio declined to $9.2 million as of December 31, 2003 compared to $21.3 million as of December 31, 2002. The decrease in held to maturity securities was due to the maturing or prepayment of agency bonds and mortgage backed securities. Of the $9.2 million, $4.8 million were held as collateral for public funds, treasury, tax and loan deposits and for other purposes at December 31, 2003.

Our available for sale portfolio was started in 2003 and totals $15.9 million as of December 31, 2003. The available for sale portfolio is made up of agency mortgage backed securities that are readily marketable and are marked to market on a monthly basis. Of this total, a single security of $1.5 million was pledged as additional security for our interest rate swap. The interest rate swap was established in December 2002 and we pledged restricted cash instead of securities at that time. The collateral requirement for the interest rate swap is the greater of the mark to market value of the swap or $945,000. Therefore, as interest rates increase, it is probable that the collateral required will increase. In addition, $1.4 million was held as collateral for public funds, treasury, tax and loan deposits and for other purposes at December 31, 2003.

The Company has invested in limited partnerships formed to develop and operate affordable housing units for lower income tenants throughout the state of California. The costs of the investments are being amortized on a level-yield method over the life of the related tax credits. The partnerships must meet the regulatory requirements for affordable housing for a minimum 15-year compliance period to fully utilize the tax credits. If the partnerships cease to qualify during the compliance period, the credits may be denied for any period in which the projects are not in compliance and a portion of the credits previously taken is subject to recapture with interest. The remaining federal tax credits to be utilized over a multiple-year period are $2.8 million as of December 31, 2003. The Company's usage of tax credits approximated $261,000 and $5,000 during the years ended December 31, 2003 and 2002, respectively. Investment amortization amounted to $79,000 and $12,000 for the years ended December 31, 2003 and 2002, respectively.

Average federal funds sold for the year ended December 31, 2003 totaled $13.7 million compared to $16.3 million for the year ended December 31, 2002. During the year ended December 31, 2003, we sold our investments in mutual funds held as trading securities, and our certificate of deposit with another financial institution matured.

We held $569,000 in Federal Reserve Bank stock as of December 31, 2003 and 2002. We held $1,430,000 in Federal Home Loan Bank stock as of December 31, 2003 compared to $979,000 as of December 31, 2002.

Loans

As a result of increased loan origination and reduced loan sales, total gross loans have increased 16.41% to $402.0 million as of December 31, 2003 compared to $345.3 million as of December 31, 2002. We service SBA 7a loans that we sell. Total SBA 7a loans serviced increased to $137.0 million as of December 31, 2003 compared to $117.2 million as of December 31, 2002.

The following chart summarizes the lending activity and changes in the loan portfolio as of and for the years ended December 31, 2003 and 2002:

(dollars in thousands)	*2003*	*2002*	*$ change*	*% change*
Summary of loans as of December 31				
Construction loans	$ 66,957	$ 67,445	$ (488)	(0.72)%
Real estate one-to four-family	9,671	16,853	(7,182)	(42.62)%
Real estate commercial and multi-family	270,367	207,808	62,559	30.10%
Aircraft	30,368	29,462	906	3.08%
Commercial	20,590	16,408	4,182	25.49%
Consumer home equity lines of credit	1,933	3,394	(1,461)	(43.05)%
Consumer other	2,085	3,928	(1,843)	(46.92)%
Total gross loans	401,971	345,298	56,673	16.41%
Deferred fees, costs and discounts	(2,549)	(1,882)	(667)	35.44%
Allowance for loan losses	(5,210)	(3,945)	(1,265)	32.07%
Net loans	$394,212	$339,471	$ 54,741	16.13%
SBA loans serviced for others	$136,966	$117,220	$ 19,746	16.85%

(dollars in thousands)	*2003*	*2002*	*$ change*	*% change*
Activity for the year ended December 31				
Beginning balance	$339,471	$305,686		11.05%
Loans originated - Banking Division	214,317	224,046	(9,729)	(4.34)%
Loans originated - SBA Division	106,470	85,096	21,374	25.12%
Loans sold	(74,380)	(109,926)	35,546	(32.34)%
Principal repayments	(189,734)	(162,445)	(27,289)	16.80%
Other net changes	(1,932)	(2,986)	1,054	(35.30)%
Ending balance	$394,212	$339,471		16.13%

A significant portion of our lending originations are from commercial real estate lending. We originated $172.4 million in commercial real estate loans for the year ended December 31, 2003 compared to $129.8 million for the year ended December 31, 2002. We sold $66.0 million in commercial real estate loans for the year ended December 31, 2003 compared to $64.8 million for the year ended December 31, 2002. As a result of the increased originations, our commercial real estate portfolio increased to $270.4 million as of December 31, 2003 compared to $207.8 million as of December 31, 2002. The increased originations are due to the new SBA 504 unit opened at the end of 2002 and increased lending originations in the Banking Division (when excluding the mortgage unit).

In January 2003, we closed the mortgage unit. As a result, mortgage originations declined from $50.7 million for the year ended December 31, 2002 to $2.4 million for the year ended December 31, 2003. The one- to four-family portfolio declined from $16.9 million as of December 31, 2002 to $9.7 million as of December 31, 2003, and we anticipate that this portfolio will continue to decline in future years due to loan payoffs.

Non-performing Assets. Non-performing assets consist of non-performing loans, Other Real Estate Owned (OREO) and repossessed assets. Non-performing loans are those loans which have: (i) been placed on non-accrual status, (ii) been subject to troubled debt restructurings, (iii) been classified as doubtful under the Company's asset classification system, or (iv) become contractually past due 90 days or more with respect to principal or interest and have not been restructured or otherwise placed on non-accrual status. The Company did not have any Other Real Estate Owned at December 31 2003, 2002 or 2001. The repossessed assets of $458,000 at December 31, 2003 were the result of the repossession of an aircraft and an automobile.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Cont.)

The following table sets forth the Company's non-performing assets at the dates indicated:

(dollars in thousands) *At December 31,*	2003	2002	2001	2000	1999
Non-accrual loans	$ 961	$ 2,254	$ 3,174	$ 57	$ 1,809
Troubled debt restructurings	-	-	-	-	-
Loans contractually past due 90 days or more with respect to either principal or interest and still accruing interest	-	-	29	-	-
Total non-performing loans	961	2,254	3,203	57	1,809
Repossessed assets	458	-	1,900	-	-
Total non-performing assets	$ 1,419	$ 2,254	$ 5,103	$ 57	$ 1,809
Supplemental Data					
Undisbursed portion of construction and other loans	$101,526	$87,029	$63,867	$53,809	$46,744
Government guaranteed portion of total loans	$ 30,360	$32,066	$48,598	$35,058	$ 5,952
Non-performing loans, net of government guarantees	$ 271	$ 651	$ 1,140	$ 37	$ 414
Total non-performing loans/gross loans	0.24%	0.65%	1.04%	0.02%	1.24%
Total non-performing assets to total assets	0.30%	0.54%	1.38%	0.02%	1.03%
Total non-performing loans, net of guarantees/gross loans	0.07%	0.19%	0.37%	0.01%	0.28%
Total non-performing assets, net of guarantees/total assets	0.15%	0.16%	0.82%	0.01%	0.24%
Allowance for loan losses	$ 5,210	$ 3,945	$ 2,788	$ 1,983	$ 1,119
Net charge offs to average loans outstanding	0.09%	0.16%	0.23%	0.03%	0.04%
Loan loss allowance to loans, gross	1.30%	1.14%	0.90%	0.80%	0.77%
Loan loss allowance/loans held for investment	1.58%	1.36%	1.03%	0.85%	0.78%
Loan loss allowance/non-performing loans	542.14%	175.02%	87.04%	3487.72%	61.86%
Loan loss allowance/total assets	1.09%	0.95%	0.75%	0.71%	0.64%
Loan loss allowance/non-performing assets	367.16%	175.02%	54.63%	3487.72%	61.86%
Loan loss allowance/non-performing loans, net of guarantees	1922.51%	605.99%	244.56%	5372.97%	270.29%
Loan loss allowance/non-performing assets, net of guarantees	714.68%	605.99%	244.56%	5372.97%	270.29%

Non-accrual Loans. Non-accrual loans are impaired loans where the original contractual amount may not be fully collectible. The Company measures its impaired loans by using the fair value of the collateral if the loan is collateral-dependent and the present value of the expected future cash flows discounted at the loan's effective interest rate if the loan is not collateral-dependent. As of December 31, 2003, 2002 and 2001, all impaired or non-accrual loans were collateral-dependent. The Company places loans on non-accrual status that are delinquent 90 days or more or when a reasonable doubt exists as to the collectibility of interest and principal. As of December 31, 2003, we had five loans on non-accrual status, totaling $961,000. Of this total, $690,000, or 72%, was guaranteed by the government. We had fourteen loans on non-accrual status as of December 31, 2002, totaling $2,254,000. Of this total $1,603,000, or 71%, was guaranteed by the government. As of December 31, 2001, we had twelve loans on non-accrual status, totaling $3,174,000. Of this total, $2,063,000, or 65%, was guaranteed by the government. Interest income that would have been recorded on loans on non-accrual status, under the original terms of such loans, totaled $182,000 for the year ended December 31, 2003, $174,000 for 2002 and $165,000 for 2001. In addition to the loans disclosed above as non-accrual or restructured, management has also identified approximately $2.6 million (net of government guarantees) in loans that, on the basis of information known to us, were judged to have a higher than normal risk of becoming non-performing. Management cannot, however, predict the extent to which economic conditions may worsen or other factors may impact our borrowers and our loan portfolio.

Accordingly, there can be no assurance that other loans will not become 90 days or more past due, be placed on non-accrual, become restructured loans, or become other real estate owned or repossessed assets in the future.

Certain financial institutions have elected to use Special Purpose Vehicles ("SPV") to dispose of problem assets. A SPV is typically a subsidiary company with an asset and liability structure and legal status that makes its obligations secure even if the parent company goes bankrupt. Under certain circumstances, these financial institutions may exclude the problem assets from their reported impaired and non-performing assets. We do not use those vehicles, or any other accounting structures, to dispose of problem assets.

Classified Assets. From time to time, management has reason to believe that certain borrowers may not be able to repay their loans within the parameters of the present repayment terms, even though, in some cases, the loans are current at the time. These loans are graded in the classified loan grades of "substandard," "doubtful," or "loss" and include non-performing loans. Each classified loan is monitored monthly. Classified assets (consisting of non-accrual loans, loans graded as substandard or lower and REO) at December 31, 2003 and 2002 were $3.4 million and $1.4 million, respectively.

Risk Management. The investment of the Company's funds is primarily in loans where a greater degree of risk is normally assumed than in other forms of investments. Sound underwriting of loans and continuing evaluations of the underlying collateral and performance of the borrowers are an integral part in the maintenance of a high level of quality in the total assets of the Company. Net loan charge-offs for the year ended December 31, 2003 were $345,000, or 0.09% of average gross loans outstanding, compared to $515,000, or 0.16% of average gross loans outstanding, for the year ended December 31, 2002.

Allowance for Loan Losses. We have established a methodology for the determination of provisions for loan losses. The methodology is set forth in a formal policy and takes into consideration the need for an overall allowance for loan losses as well as specific allowances that are tied to individual loans. Our methodology for assessing the appropriateness of the allowance consists of several key elements, which include the formula allowance and a specific allowance for identified problem loans.

In originating loans, we recognize that losses will be experienced and that the risk of loss will vary with, among other things, the type of loan being made, the creditworthiness of the borrower over the term of the loan, general economic conditions and, in the case of a secured loan, the quality of the collateral securing the loan. The allowance is increased by provisions charged against earnings and reduced by net loan charge offs. Loans are charged off when they are deemed to be uncollectible, or partially charged off when portions of a loan are deemed to be uncollectible. Recoveries are generally recorded only when cash payments are received.

The allowance for loan losses is maintained to cover losses inherent in the loan portfolio. The responsibility for the review of our assets and the determination of the adequacy of the general valuation allowance lies with management and our Directors' Loan Committee. They assign the loss reserve ratio for each type of asset and review the adequacy of the allowance at least quarterly based on an evaluation of the portfolio, past experience, prevailing market conditions, amount of government guarantees, concentration in loan types and other relevant factors.

Specific valuation allowances are established to absorb losses on loans for which full collectibility may not be reasonably assured as prescribed in SFAS No. 114 (as amended by SFAS No. 118). The amount of the specific allowance is based on the estimated value of the collateral securing the loans and other analyses pertinent to each situation. Loans are identified for specific allowances from information provided by several sources, including asset classification, third party reviews, delinquency reports, periodic updates to financial statements, public records and industry reports. All loan types are subject to specific allowances once identified as an impaired or non-performing loan. Loans not subject to specific allowances are placed into pools by one of the following collateral types: Commercial Real Estate, One- to Four-Family Real Estate, Aircraft, Consumer Home Equity, Consumer Other, Construction and Other Commercial Loans. All non-specific reserves are allocated to one of these categories. Estimates of identifiable losses are reviewed continually and, generally, a provision for losses is

Management's Discussion and Analysis of Financial Condition and Results of Operations (Cont.)

charged against operations on a monthly basis as necessary to maintain the allowance at an appropriate level. Management presents an analysis of the allowance for loan losses to our Board of Directors on a quarterly basis.

In order to determine the appropriate allowance for loan losses, our management and Directors' Loan Committee meet quarterly to review the portfolio. To the extent that any of these conditions are evidenced by identifiable problem credit or portfolio segment as of the evaluation date, the estimate of such condition may be reflected as a specific allowance applicable to such credit or portfolio segment. By assessing the probable estimated losses inherent in the loan portfolio on a quarterly basis, we are able to adjust specific and inherent loss estimates based upon the most recent information that has become available.

The following table sets forth information regarding the Bank's allowance for loan losses at the dates and for the periods indicated:

(dollars in thousands)	*At or For the Years Ended December 31,*				
	2003	*2002*	*2001*	*2000*	*1999*
Balance at beginning of year	$3,945	$2,788	$1,988	$1,119	$ 911
Chargeoffs:					
Real estate loans:					
One-to four-family	-	-	-	-	-
Commercial	129	518	301	66	67
Commercial	458	-	-	-	-
Aircraft	48	-	374	-	-
Consumer	45	13	12	72	5
Total chargeoffs	680	531	687	138	72
Recoveries:					
Real estate loans:					
One-to four-family	-	-	6	-	-
Commercial	25	5	-	53	21
Commercial	300	-	-	-	-
Aircraft	-	11	54	-	-
Consumer	10	-	4	19	1
Total recoveries	335	16	64	72	22
Net chargeoffs	345	515	623	66	50
Reserve for losses on commitments to extend credit	(29)	111	(47)	(30)	(127)
Provision for loan losses	1,639	1,561	1,470	965	385
Balance at end of year	$5,210	$3,945	$2,788	$1,988	$1,119
Net charge offs to average loans	0.09%	0.16%	0.23%	0.03%	0.04%
Reserve for losses on commitments to extend credit	$ 203	$ 174	$ 285	$ 238	$ 208

Note: During the five years ended December 31, 2003, there have been no charge offs on commitments to extend credit.

As of December 31, 2003 the balance in the allowance for loans losses was $5.2 million compared to $3.9 million as of December 31, 2002. In addition, the reserve for losses on commitments to extend credit was $203,000 as of December 31, 2003 compared to $174,000 as of December 31, 2002. The balance of commitments to extend credit on undisbursed construction and other loans and letters of credit was $101.5 million as of December 31, 2003 compared to $85.4 million as of December 31, 2002. Risks and uncertainties exist in all lending transactions, and even though there have historically been no charge offs on construction and other loans that have not been fully disbursed, our management and the Directors' Loan Committee have established reserve levels for each category based upon loan type as well as economic uncertainties and other risks that exist as of each reporting period. In general there are no reserves established for the government guaranteed portion of commitments to extend credit.

As of December 31, 2003 the allowance was 1.30% of total gross loans compared to 1.14% as of December 31, 2002. As a percent of loans held for investment, the allowance was 1.58% as of December 31, 2003 compared to 1.36% as of December 31, 2002. The level of classified loans has increased from $1.4 million as of December 31, 2002 to $2.9 million as of December 31, 2003. In addition, there has been an increase in loans secured by commercial real estate from $207.8 million as of December 31, 2002 to $270.4 million as of December 31, 2003. Relative to the overall loan portfolio, commercial real estate loans have increased from 60.19% of total gross loans as of December 31, 2002 to 67.26% as of December 31, 2003. In addition, based on our analysis of the loan portfolio, we have increased the relative allocation of the allowance for loan losses for loans secured by commercial real estate, other commercial loans and aircraft loans. Assumptions regarding the collateral value of various underperforming loans may affect the level and allocation of the allowance for loan losses in future periods. The allowance may also be affected by trends in the amount of charge offs experienced, or expected trends within different loan portfolios. The allowance for loan losses as a percentage of non-performing loans was 367.16% as of December 31, 2003 compared to 175.02% as of December 31, 2002. Management believes the allowance at December 31, 2003 is adequate based upon its ongoing analysis of the loan portfolio, historical loss trends and other factors.

We perform a migration analysis on a quarterly basis using an eight quarter history of charge offs to average loans by collateral type. Net charge offs for the year ended December 31, 2003 totaled $345,000, or 0.09% of average loans outstanding, compared to $515,000, or 0.16% for the year ended December 31, 2002. Our management and Directors' Loan Committee have also established reserve levels for each category based upon loan type, as certain loan types may not have incurred losses or have had minimal losses in the eight quarter migration analysis. Our management and Directors' Loan Committee will consider trends in delinquencies and potential charge offs by loan type, market for the underlying real estate or other collateral, trends in industry types, economic changes and other risks. In general, there are no reserves established for the government guaranteed portion of loans outstanding.

Other Real Estate Owned and Repossessed Assets. There were no OREOs as of December 31, 2003 and 2002. As of December 31, 2003, the repossessed assets in the amount of $458,000 were a small aircraft and a repossessed auto.

The following table sets forth the Company's percent of allowance for loan losses to total allowance for loan losses and the percent of loans to total loans in each of the categories listed at the dates indicated:

	At or For the Years Ended December 31, 2003			2002			2001		
(dollars in thousands)	*Amount*	*Percent of Allowance to Total Amount*	*Percent of Loans in Each Category to Total Loans*	*Amount*	*Percent of Allowance to Total Amount*	*Percent of Loans in Each Category to Total Loans*	*Amount*	*Percent of Allowance to Total Amount*	*Percent of Loans in Category to Total Loans*
Commercial loans	$ 824	15.82%	5.12%	$ 178	4.51%	4.75%	$ 103	3.69%	4.97%
Aircraft loans	544	10.44%	7.55%	235	5.96%	8.53%	46	1.65%	7.76%
Real estate:									
Construction loans	536	10.28%	16.66%	936	23.72%	19.53%	561	20.12%	19.53%
Secured by:									
One-to four-family residential properties	73	1.40%	2.41%	178	4.51%	4.88%	95	3.41%	3.68%
Commercial properties	3,089	59.29%	67.26%	2,189	55.49%	60.19%	1,787	64.10%	61.38%
Consumer:									
Home equity lines of credit	14	0.27%	0.48%	63	1.60%	0.98%	67	2.40%	0.85%
Other	130	2.50%	0.52%	166	4.21%	1.14%	129	4.63%	1.83%
Total allowance	$5,210	100.00%	100.00%	$ 3,945	100.00%	100.00%	$ 2,788	100.00%	100.00%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONT.)

	At or For the Years Ended December 31, 2000			1999		
(dollars in thousands)	Amount	Percent of Allowance to Total Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Allowance to Total Amount	Percent of Loans in Category to Total Loans
Commercial loans	$ 298	14.99%	4.46%	$ 67	5.99%	4.16%
Aircraft loans	92	4.63%	10.01%	35	3.13%	11.75%
Real estate:						
Construction loans	482	24.25%	20.90%	284	25.38%	18.99%
Secured by:						
One-to four-family residential properties	88	4.43%	10.27%	143	12.78%	14.83%
Commercial properties	808	40.63%	48.56%	336	30.02%	42.04%
Consumer:						
Home equity lines of credit	83	4.18%	1.18%	159	14.21%	1.82%
Other	137	6.89%	4.62%	95	8.49%	6.41%
Total allowance	$1,988	100.00%	100.00%	$1,119	100.00%	100.00%

Based on the recent history of charge offs in the Company's aircraft and non-real estate secured commercial loan portfolios, the Company has allocated a higher percentage of its reserve for loan losses to those portfolios, increasing the percentage allocated from 5.96% as of December 31, 2002 to 10.44% as of December 31, 2003 for aircraft loans, and from 4.51% as of December 31, 2002 to 15.82% as of December 31, 2003 for commercial loans. Commercial real estate has also experienced an increase in net charge offs in recent years. In addition, the average size of our commercial real estate loans has increased, and therefore we have increased that reserve allocation from 55.49% of the total reserves as of December 31, 2002 to 59.29% of the reserves as of December 31, 2003. Based on the net charge off history of the construction loan portfolio, we have reduced the allocation of reserves for construction loans from 23.72% as of December 31, 2002 to 10.28% as of December 31, 2003. Other changes are the result of relative changes in the size of the loan portfolios. As a result of historical decreases in local and regional real estate values and the significant losses experienced by many financial institutions, there has been a greater level of scrutiny by regulatory authorities of the loan portfolios of financial institutions undertaken as a part of the examinations of such institutions by banking regulators. While the Company believes it has established its existing allowance for loan losses in accordance with generally accepted accounting principles, there can be no assurance that regulators, in reviewing the Company's loan portfolio, will not request the Company to increase significantly its allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that substantial increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect the Company's financial condition and results of operations.

Other Assets

Premises and equipment, repossessed assets, accrued interest and other assets, income tax receivable and deferred tax asset, servicing asset, net and interest only strips, are the six major components of other assets. Premises and equipment decreased to $3.7 million as of December 31, 2003 compared to $4.2 million as of December 31, 2002.

Repossessed assets totaled $458,000 as of December 31, 2003 due to the repossession of an aircraft and an automobile, compared to none as of December 31, 2002.

Accrued interest and other assets increased from $7.7 million as of December 31, 2002 compared to $5.3 million as of December 31, 2002. The major component of accrued interest and other assets is interest accrued and not yet received on loans.

Income tax receivable and deferred tax assets totaled $3.6 million as of December 31, 2003 compared to $2.0 million as of December 31, 2002. The increase in the deferred tax asset is primarily related to additional allowances for loan losses and certain accrued expenses.

Servicing asset, net, increased to $3.2 million as of December 31, 2003 compared to $2.6 million as of December 31, 2002. The increase reflects the additions due to loan sales during the year ended December 31, 2003, net of the amortization of the servicing asset, combined with a $15,000 recovery of an impairment write down of $249,000 in 2001. The valuation of the servicing asset reflects estimates as to the expected life of the underlying loans which may be adversely affected by higher than expected levels of pay-offs in periods of lower rates or charge-offs in periods of economic difficulty. In addition, when property values increase due to general economic conditions, borrowers have refinancing opportunities available to them, which may result in higher prepayment rates. Management periodically evaluates the servicing assets for impairment. For purposes of measuring impairment, the rights are stratified based on original term to maturity. The amount of impairment recognized is the amount by which the servicing assets for a stratum exceed their fair value. The weighted average prepayment speed was 7.37% as of December 31, 2003 compared to 7.22% as of December 31, 2002. See the footnotes to the financial statements, found elsewhere in this Report, for further information on servicing assets.

Rights to future interest income from serviced loans that exceed contractually specified servicing fees are classified as interest-only strips. Interest-only strips increased to $865,000 as of December 31, 2003, compared to $480,000 as of December 31, 2002. The increase is due to the increase in loans serviced for others as a result of the loan sales in 2003, combined with the effect of the change in market value caused by the relatively stable average prepayment speeds. The weighted average prepayment speed was 7.37% as of December 31, 2003 compared to 7.22% as of December 31, 2002.

Deposits and Borrowings

Total deposits increased to $393.1 million as of December 31, 2003 compared to $364.0 million as of December 31, 2002. Interest bearing deposits increased to $324.5 million as of December 31, 2003 compared to $312.5 million as of December 31, 2002. Non-interest bearing deposits increased to $68.7 million as of December 31, 2003 compared to $51.4 million as of December 31, 2002. Total wholesale deposits were $59.5 million as of December 31, 2003 compared to $63.7 million as of December 31, 2002. Total retail banking deposits increased 11% to $333.6 million as of December 31, 2003 compared to $300.3 million as of December 31, 2002. The increase in retail deposits is consistent with our strategy to grow our core deposit base and has occurred because of our expansion including the addition of two retail banking offices in 2001. We plan to open an additional branch in 2004 in the City of Murrieta, California.

During the first quarter of 2000, we issued $10 million in Trust Preferred Securities, which are debt-like securities that are designated as additional capital for regulatory purposes. In September 2003, we issued an additional $5 million in Trust Preferred Securities. These securities are classified as long term debt on the balance sheet. The average balance outstanding was $11.3 million for the year ended December 31, 2003, compared to $10.0 million for the year ended December 31, 2002. Proceeds from the issuance of Trust Preferred Securities were used to provide additional capital to the Bank, and, in the case of the $10 million issued in 2000, pay off debt. In December 2002, we entered into an interest rate swap that exchanged our fixed rate coupon of 11% on the $10 million Trust Preferred Security issued in 2000 for a floating rate that resets semiannually at 5.455% over the six month LIBOR.

Short term borrowings totaled $25.0 million as of December 31, 2003 compared to $15.5 million as of December 31, 2002. We established a line of credit with the FHLB collateralized by commercial loans and government securities. Funds from the credit line were used to purchase government securities and increase our liquidity. A line of credit from one other correspondent bank was utilized to increase capital at the Bank. In June 2001, we borrowed $1.0 million from an unaffiliated lender to contribute to the equity capital of the Bank, which was paid off with the proceeds from a stock offering in August 2003. The outstanding principal balance of this line as of December 31, 2003 was $0 compared to $2.0 million as of December 31, 2002. See the "Capital" discussion for further details on this loan.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Cont.)

Capital

Our stockholder's equity increased to $37.1 million as of December 31, 2003 compared to $20.6 million as of December 31, 2002. The $16.5 million increase in stockholders' equity from December 31, 2002 to December 31, 2003 is a result of net income of $5.9 million for the year ended December 31, 2003 plus net proceeds from a $10.1 million private placement of common stock, combined with proceeds from the exercise of stock options.

On August 7, 2003 the Company completed a private placement of 725,000 shares of common stock at a price of $15.00 per share to certain "accredited investors" including certain directors and officers of the Company and the Bank and their related interests. The directors, officers and their related interests purchased less than 5% of the total offering.

Gross proceeds from the offering were $10,875,000, and offering expenses totaled $807,000, including placement agent fees. Of the $10,068,000 net proceeds of the offering, the Company used $1.8 million to repay debt, and $7.5 million of the proceeds were invested as equity capital in the Bank. The remaining net proceeds were retained by the Company as working capital.

The sale of the common stock is exempt from the registration provisions of the Securities Act of 1933 by virtues of Section 4(2) of such Act and Regulation D promulgated pursuant thereto inasmuch as the sale was limited to 25 investors of which all were "accredited investors" within the meaning of Regulation D. The Company has filed an S-3 registration statement with the SEC for purposes of registering the shares from the private placement.

On September 17, 2003, the Company's wholly owned subsidiary, Community (CA) Statutory Capital Trust II ("Trust II"), a Connecticut business trust, issued $5 million of Floating Rate Capital Trust Pass-through Securities, with a liquidation value of $1,000 per share. The securities, which mature in 2033, are callable at par after five years and pay cash distributions at a per annum rate and reset quarterly at the three month LIBOR plus 2.95%. The Trust used the proceeds from the sale of the trust preferred securities to purchase junior subordinated debentures of the Company. The Company received $4.9 million from the Trust upon issuance of the junior subordinated debentures, of which $4.75 million was contributed to the Bank to increase its capital. The $5 million is included in Long term debt on the books of the Company, while the net $4.9 million is in cash and cash equivalents.

On February 26, 2004, our Board of Directors declared a $0.05 per share quarterly cash dividend with the payment being made on or about March 31, 2004.

We have the right to defer the payment of interest on both of the outstanding series of trust preferred securities. If we were to exercise such deferral right, we are restricted during such deferral period from paying any dividends on our common stock.

At December 31, 2003 and 2002, all capital ratios were above all current Federal capital guidelines for a "well capitalized" bank. As of December 31, 2003, the Bank's regulatory Total Capital to risk-weighted assets ratio was 13.39% compared to 10.40% as of December 31, 2002. The Bank's regulatory Tier 1 Capital to risk-weighted assets ratio was 12.14% as of December 31, 2003 compared to 9.20% as of December 31, 2002. The Bank's regulatory Tier 1 Capital to average assets ratio was 10.90% as of December 31, 2003 compared to 7.95% as of December 31, 2002.

As of December 31, 2003, our regulatory total capital to risk-weighted assets ratio was 13.77% compared to 9.99% as of December 31, 2002. Our regulatory Tier 1 Capital to risk-weighted assets ratio was 11.88% as of December 31, 2003 and 7.88% as of December 31, 2002. Our regulatory Tier 1 Capital to average assets ratio was 10.67% as of December 31, 2003 compared to 6.80% as of December 31, 2002.

Financial Borrowings and Commitments

As of December 31, 2003 the financial borrowings and commitments having an initial or remaining term of more than one year are as follows:

(dollars in thousands)	*Gross Rental Commitments*	*Commitments to fund construction and other loans*	*Long term debt*	*Total Commitments*
2004	$ 1,004	$ 101	$ -	$ 1,105
2005	1,131	-	-	1,131
2006	1,160	-	-	1,160
2007	1,018	-	-	1,018
2008	927	-	-	927
Thereafter	4,435	-	15,000	19,435
Total	$ 9,675	$ 101	$15,000	$24,776

The Company has a credit line with the FHLB with a limit of $40.4 million as of December 31, 2003, with a balance outstanding of $25.0 million. In addition, we have a credit line with a correspondent bank of $10.0 million. There were no advances against this line as of December 31, 2003. The $25.0 million in advances from the FHLB have a remaining term of less than one year.

Liquidity

Liquidity management involves our ability to meet cash flow requirements arising from fluctuations in deposit levels and demands of daily operations, which include funding of securities purchases, providing for customers' credit needs and ongoing repayment of borrowings. Our liquidity is actively managed on a daily basis and reviewed periodically by our Asset/Liability Committee and our Board of Directors. This process is intended to ensure the maintenance of sufficient funds to meet our needs, including adequate cash flow for off-balance sheet instruments.

Our primary sources of liquidity are derived from financing activities which include the acceptance of customer and broker deposits, federal funds facilities and advances from the Federal Home Loan Bank of San Francisco. These funding sources are augmented by payments of principal and interest on loans, the routine liquidation of securities from the trading securities portfolio and sales and participation of eligible loans. Primary uses of funds include withdrawal of and interest payments on deposits, originations and purchases of loans, purchases of investment securities, and payment of operating expenses.

We experienced net cash outflows from operating activities of $12.5 million during the year ended December 31, 2003 compared to net cash inflows of $5.4 million during the year ended December 31, 2002. Net cash outflows from operating activities during the year ended December 31, 2003 were primarily from originations of loans held for sale in excess of proceeds from the sale of loans held for sale. Net cash inflows from operating activities during the year ended December 31, 2002 were primarily from the proceeds from the sale of loans held for sale in excess of the origination of loans held for sale, combined with our net income.

Net cash outflows from investing activities totaled $35.6 million and $45.8 million for the years ended December 31, 2003 and 2002, respectively. Net cash outflows from investing activities for each of the years can be attributed primarily to the growth in the Bank's loan portfolio in excess of proceeds from principal repayments on loans held for investment.

We experienced net cash inflows from financing activities of $54.3 million and $41.4 million during the years ended December 31, 2003 and 2002, respectively. During the year ended December 31, 2003, we completed a stock sale with net proceeds of $10.1 million and a Trust Preferred securities offering with net proceeds of $4.9 million. In addition, during the same period, non-interest bearing deposits increased $17.2 million, and net advances from the Federal Home Loan Bank totaled $9.5 million. During the year ended December 31, 2002 net cash inflows were primarily from increases in non-interest bearing deposits and advances from the Federal Home Loan Bank.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Cont.)

As a means of augmenting our liquidity, we have established federal funds lines with a correspondent bank. At December 31, 2003 our available borrowing capacity includes approximately $10.0 million in federal funds line facilities and $15.4 million in unused FHLB advances. We believe our liquidity sources to be stable and adequate. At December 31, 2003, we were not aware of any information that was reasonably likely to have a material effect on our liquidity position.

The liquidity of the parent company, Community Bancorp Inc., is primarily dependent on the payment of cash dividends by its subsidiary, Community National Bank, subject to limitations imposed by the National Bank Act. During the year ended December 31, 2003, the Bank paid dividends of $300,000 to Community Bancorp Inc. During the year ended December 31, 2002, the Bank paid dividends of $900,000 to Community Bancorp Inc. As of December 31, 2003, approximately $10.6 million of undivided profits of the Bank were available for dividends to the Company.

Quantitative and Qualitative Disclosures About Market Risk

Interest rate risk ("IRR") and credit risk constitute the two greatest sources of financial exposure for insured financial institutions. Please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations – Financial Condition - Loans," for a discussion of our lending activities. IRR represents the impact that changes in absolute and relative levels of market interest rates may have upon our net interest income ("NII"). Changes in the NII are the result of changes in the net interest spread between interest-earning assets and interest-bearing liabilities (timing risk), the relationship between various rates (basis risk), and changes in the shape of the yield curve.

We realize income principally from the differential or spread between the interest earned on loans, investments, other interest-earning assets and the interest incurred on deposits. The volumes and yields on loans, deposits and borrowings are affected by market interest rates. As of December 31, 2003, 85.37% of our loan portfolio was tied to adjustable rate indices. A majority of the loans are tied to prime and reprice immediately. The exception is SBA 7a loans, which reprice on the first day of the subsequent quarter after a change in prime. As of December 31, 2003, 54.51% of our deposits were time deposits with a stated maturity (generally one year or less) and a fixed rate of interest. As of December 31, 2003, 66.67% of our long term debt were fixed rate with an average remaining term of 26 years. We entered into an interest rate swap in December 2002 which effectively changes the fixed rate trust preferred to a variable rate liability with a six month adjustment period. The Gap table on page 34 reflects the affects of this interest rate swap.

Changes in the market level of interest rates directly and immediately affect our interest spread, and therefore profitability. Sharp and significant changes to market rates can cause the interest spread to shrink or expand significantly in the near term, principally because of the timing differences between the adjustable rate loans and the maturities (and therefore repricing) of the deposits and borrowings.

Our Asset/Liability Committee ("ALCO") is responsible for managing our assets and liabilities in a manner that balances profitability, IRR and various other risks including liquidity. ALCO operates under policies and within risk limits prescribed by, reviewed and approved by the Board of Directors.

ALCO seeks to stabilize our NII by matching rate-sensitive assets and liabilities through maintaining the maturity and repricing of these assets and liabilities at appropriate levels given the interest rate environment. When the amount of rate-sensitive liabilities exceeds rate-sensitive assets within specified time periods, NII generally will be negatively impacted by increasing rates and positively impacted by decreasing rates. Conversely, when the amount of rate-sensitive assets exceeds the amount of rate-sensitive liabilities within specified time periods, net interest income will generally be positively impacted by increasing rates and negatively impacted by decreasing rates. The speed and velocity of the repricing assets and liabilities will also contribute to the effects on our NII, as will the presence or absence of periodic and lifetime interest rate caps and floors.

We utilize two methods for measuring interest rate risk, gap analysis and interest income simulations. Gap analysis focuses on measuring absolute dollar amounts subject to repricing within certain periods of time, particularly the one year maturity horizon. Interest income simulations are produced using a software model that is based on actual cash flows and repricing characteristics for all of our financial instruments and incorporate market-based assumptions regarding the impact of changing interest rates on current volumes of applicable financial instruments.

Interest rate simulations provide us with an estimate of both the dollar amount and percentage change in NII under various rate scenarios. All assets and liabilities are normally subjected to up to 300 basis points in increases and decreases in interest rates in 100 basis point increments. However, under the current interest rate environment, decreases in interest rates have been simulated at 25, 50 and 100 basis points. Under each interest rate scenario, we project our net interest income. From these results, we can then develop alternatives in dealing with the tolerance thresholds.

A traditional, although analytically limited, measure of a financial institution's IRR is the "static gap." Static gap is the difference between the amount of assets and liabilities (adjusted for any off-balance sheet positions) which are expected to mature or reprice within a specific period. Generally, a positive gap benefits an institution during periods of rising interest rates, and a negative gap benefits an institution during periods of declining interest rates.

At December 31, 2003, 54.51% of our deposits were comprised of certificate of deposit ("CD") accounts, the majority of which have original terms averaging twelve months. The remaining, weighted average term to maturity for our CD accounts approximated six months at December 31, 2003. Generally, our offering rates for CD accounts move directionally with the general level of short term interest rates, though the margin may vary due to competitive pressures. In addition to the CDs, the Company has $110.2 million in interest bearing transaction accounts (savings, money markets and interest bearing checking) as of December 31, 2003, with rates being paid between 0.20% and 1.00%. While the maturities of interest bearing deposits in the following gap table imply that declines in interest rates will result in further declines in interest rates paid on deposits, interest rates cannot drop below 0%, and there is a behavioral limit somewhere above 0% as to how low the rates can be reduced before our customers no longer will maintain the deposit with the bank.

We have been originating loans with interest rate floors on adjustable rate loans for the past several years. As of December 31, 2003, $203.3 million, or 50.58%, of the total gross loans outstanding had floors. Of this total, $189.7 million, or 93%, were at their floor and had a weighted average rate of 6.43%. The contractual weighted average margin over prime of this portfolio was 1.14% as of December 31, 2003, and therefore, based on the current prime rate of 4.00%, the prime rate would have to increase 1.29% before this portfolio would begin to see an increase in yield. The effects of these floors can be seen in the simulation analysis below by looking at the $131,000 decrease in projected net interest income between the current rates and a 100 basis point increase in rates, compared to the $1.1 million increase in projected net interest income with a 200 basis point increase in rates. Net interest income declines in the first 100 basis point rise scenario as the cost of liabilities rise but this group of loans remain at their interest rate floor.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONT.)

The following table sets forth information concerning repricing opportunities for our interest-earning assets and interest bearing liabilities as of December 31, 2003. The amount of assets and liabilities shown within a particular period were determined in accordance with their contractual maturities, except that adjustable rate products are included in the period in which they are first scheduled to adjust and not in the period in which they mature. Such assets and liabilities are classified by the earlier of their maturity or repricing date.

CONTRACTUAL STATIC GAP POSITION AS OF DECEMBER 31, 2003

(dollars in thousands)	*0 to 3 months*	*Greater than 3 to 6 months*	*Greater than 6 to 12 months*	*Greater than 12 months to 5 years*	*Thereafter*	*Total balance*
INTEREST SENSITIVE ASSETS:						
LOANS RECEIVABLE:						
Adjustable rate loans, gross	$145,443	$87,182	$ 38,853	$70,946	$ 740	$343,164
Fixed rate loans, gross (1)(2)	7,527	5,327	6,888	11,679	27,386	58,807
Investments:						
Investment securities held-to-maturity	499	500	-	3,334	4,852	9,185
Investment securities available-for-sale	-	-	-	15,921	-	15,921
Federal funds sold	17,925	-	-	-	-	17,925
Other investments	865	-	-	-	1,999	2,864
Total interest sensitive assets	172,259	93,009	45,741	101,880	34,977	447,866
INTEREST SENSITIVE LIABILITIES:						
DEPOSITS:						
Non-interest bearing	-	-	-	-	68,660	68,660
Interest bearing (1)	164,559	66,341	85,195	8,371	-	324,466
Other Borrowings (3)	39,697	-	-	-	-	39,697
Total interest sensitive liabilities	$204,256	$66,341	$ 85,195	$ 8,371	$ 68,660	$432,823
GAP ANALYSIS						
Interest rate sensitivity gap	$(31,997)	$26,668	$(39,454)	$93,509	$(33,683)	$ 15,043
GAP as % of total interest sensitive assets	(7.14)%	5.95%	(8.81)%	20.88%	(7.52)%	3.36%
Cumulative interest rate sensitivity gap	$(31,997)	$(5,329)	$(44,783)	$48,726	$ 15,043	$ 15,043
Cumulative gap as % of total interest sensitive assets	(7.14)%	(1.19)%	(10.00)%	10.88%	3.36%	3.36%

(1) Fixed rate loans and time deposits are assumed to mature on their contractual maturity date, and no assumptions have been assumed for historical prepayment experience. The actual maturities of these instruments could vary substantially if future prepayments differ from the Company's assumptions

(2) Non-accrual loans are included as fixed rate loans with a maturity of one year or less for purposes of this table.

(3) Other borrowings reflect the effects of the interest rate swap.

Static Gap analysis has certain limitations. Measuring the volume of repricing or maturing assets and liabilities does not always measure the full impact on net interest income. Static Gap analysis does not account for rate caps on products; dynamic changes such as increasing prepay speeds as interest rates decrease, basis risk, or the benefit of non-rate funding sources. The relationship between product rate repricing and market rate changes (basis risk) is not the same for all products. The majority of our loan portfolio reprices quickly and completely following changes in market rates, while non-term deposit rates in general move more slowly and usually incorporate only a fraction of the change in rates. Products categorized as non-rate sensitive, such as non-interest-bearing demand deposits, in the static Gap analysis behave like long term fixed rate funding sources. Both of these factors tend to make our behavior more asset sensitive than is indicated in the static Gap analysis. Management expects to experience higher net interest income when rates increase more than 100 basis points, the opposite of what is indicated by the static Gap analysis.

The following table shows the effects of changes in projected net interest income for the twelve months ending December 31, 2004 under the interest rate shock scenarios stated. The table was prepared as of December 31, 2003, at which time prime was 4.00%.

(dollars in thousands)	*Changes in Rates*	*Projected Net interest Income*	*Change from Base Case*	*% Change from Base Case*
	+ 300 bp	$ 27,639	$ 2,626	10.50%
	+ 200 bp	$ 26,138	$ 1,125	4.50%
	+ 100 bp	$ 24,882	$ (131)	(0.52)%
	0 bp	$ 25,013		
	(25)bp	$ 25,115	$ 102	0.41%
	(50) bp	$ 25,217	$ 204	0.82%
	(100) bp	$ 25,419	$ 406	1.62%

Assumptions are inherently uncertain, and, consequently, the model cannot precisely measure net interest income or precisely predict the impact of changes in interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes, as well as changes in market conditions and management strategy.

Consolidated Balance Sheet

(dollars in thousands, except per share amounts)	December 31, 2003	2002
Assets		
Cash and cash equivalents	$ 17,940	$ 11,814
Restricted cash	—	1,152
Interest bearing deposits in financial institutions	—	99
Federal funds sold	17,925	9,690
Investments:		
Trading securities, at fair value	—	16,076
Held-to-maturity and other investments, at amortized cost; pledged $4,809 (2003) and $7,970 (2002) estimated fair value of $9,306 (2003) and $21,631 (2002)	9,186	21,306
Available-for-sale, at estimated fair value; pledged $2,849 (2003)	15,921	—
Federal Reserve Bank & Federal Home Loan Bank stock, at cost	1,999	1,548
Loans held for investment	330,302	290,537
Less allowance for loan losses	(5,210)	(3,945)
Net loans held for investment	325,092	286,592
Loans held for sale	69,120	52,879
Premises and equipment, net	3,653	4,179
Other real estate owned and repossessed assets	458	—
Accrued interest	1,587	1,470
Other assets	6,136	3,782
Income tax receivable	—	309
Deferred tax asset, net	3,569	1,705
Servicing assets, net	3,247	2,617
Interest-only strips, at fair value	865	480
Total assets	$476,698	$415,698
Liabilities and Stockholders' Equity		
Deposits		
Interest bearing	$324,466	$312,514
Non-interest bearing	68,660	51,438
Total deposits	393,126	363,952
Short term borrowing	25,000	15,500
Long term debt	14,697	10,004
Accrued expenses and other liabilities	6,794	5,669
Total liabilities	439,617	395,125
Commitments and Contingencies *(Note 14)*		
Stockholders' equity		
Common stock, $ .625 par value; authorized 10,000,000 shares, issued and outstanding; 4,364,942 at December 31, 2003 and 3,542,307 at December 31, 2002	2,728	2,214
Additional paid-in capital	20,907	10,734
Accumulated other Comprehensive Loss, Net of Taxes of $53 (2003)	(75)	—
Retained earnings	13,521	7,625
Total stockholders' equity	37,081	20,573
Total liabilities and stockholders' equity	$476,698	$415,698

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income and Comprehensive Income

(dollars in thousands, except per share amounts)	*For the Years Ended December 31,* 2003	2002	2001
Interest Income:			
Interest on loans	$ 25,580	$ 23,322	$ 23,813
Interest on fed funds sold	143	267	900
Interest on trading securities	181	50	—
Interest on other investments	882	1,176	492
Total interest income	26,786	24,815	25,205
Interest Expense:			
Interest expense - deposits	5,100	7,214	11,228
Interest expense - short term borrowing	313	384	141
Interest expense - long term debt	757	1,097	1,112
Total interest expense	6,170	8,695	12,481
Net interest income before provision for loan losses	20,616	16,120	12,724
Provision for loan losses	1,639	1,561	1,470
Net interest income after provision for loan losses	18,977	14,559	11,254
Other operating income:			
Net gain on sale of loans	5,161	4,410	1,091
Loan servicing fees, net	666	687	129
Customer service charges	735	614	533
Gain (loss) on other repossessed assets	61	(42)	—
Other fee income	1,068	832	1,206
Total other operating income	7,691	6,501	2,959
Other operating expenses:			
Salaries and employee benefits	9,608	8,794	6,657
Occupancy	1,319	1,337	799
Professional services	1,074	1,077	762
Depreciation and amortization	799	989	637
Data processing	756	625	546
Office expenses	663	540	413
Other expenses	2,958	2,559	2,514
Total other operating expenses	17,177	15,921	12,328
Income before taxes	9,491	5,139	1,885
Income taxes	3,595	2,133	783
Net income	5,896	3,006	1,102
Other comprehensive income - unrealized loss on available for sale securities, net of income taxes of $53	(75)	—	—
Comprehensive income	$ 5,821	$ 3,006	$ 1,102
Basic earnings per share	$ 1.51	$ 0.86	$ 0.36
Diluted earnings per share	$ 1.42	$ 0.84	$ 0.35
Average shares outstanding for basic earnings per share	3,900,350	3,491,028	3,041,191
Average shares outstanding for diluted earnings per share	4,144,666	3,599,086	3,122,974

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(dollars in thousands)	2003	2002	2001
	For the Years Ended December 31,		
Cash flows from operating activities:			
Net income	$ 5,896	$ 3,006	$ 1,102
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	799	989	637
Provision for loan losses	1,639	1,561	1,470
Net amortization (accretion) of premiums (discounts) on investment securities	200	113	(10)
ESOP compensation	—	—	153
Amortization of Affordable Housing Investment	79	12	—
Loan origination fees and gains on loan sales deferred net of loan origination costs deferred	667	1,829	140
(Gain) loss on sale of loans	(4,811)	(5,106)	(1,366)
Deferred income taxes (benefit)	(1,811)	(465)	(568)
Change in urealized (gain) loss on interest-only strips	150	(68)	155
Capitalization of interest-only strips	(535)	(58)	—
Capitalization of servicing asset	(981)	(1,371)	(248)
Amortization of servicing asset	366	260	229
Change in valuation allowance for servicing asset	(15)	(199)	249
(Gain) loss on trading securities	73	(26)	—
Unrealized (gain) loss on interest rate swap agreement	307	(4)	—
Unrealized hedging (gain) loss on long term debt	(307)	4	—
Origination of loans held for sale	(93,259)	(110,249)	(70,588)
Proceeds from sale of loans held for sale	79,130	115,074	68,263
Decrease (increase) in restricted cash	1,152	(1,152)	—
Decrease (increase) in income tax receivable	309	(309)	—
Increase (decrease) in taxes payable	146	(403)	403
Decrease (increase) in accrued interest and other assets	(2,387)	329	(1,215)
Increase (decrease) in accrued expenses and other liabilities	647	1,608	(722)
Net cash provided by (used in) operating activities	(12,546)	5,375	(1,916)
Cash flows from investing activities:			
Origination of loans held for investment	(227,528)	(198,893)	(196,519)
Proceeds from principal paid on loans held for investment	188,182	161,733	136,498
Net change in interest bearing deposits in financial institutions	99	497	194
Purchase of trading securities	(37,168)	(27,050)	—
Sale of trading securities	53,171	11,000	—
Purchases of investments held-to-maturity	(2,302)	(16,773)	(6,107)
Maturities of investments held-to-maturity	14,170	5,969	2,310
Purchases of available-for-sale investments	(17,291)	—	—
Maturities or paydown of available-for-sale investments	1,216	—	—
Purchases of Federal Reserve & Federal Home Loan Bank stocks	(937)	(1,386)	(950)
Sales of Federal Home Loan Bank stock	486	903	310
Proceeds from sale of OREO and repossessed assets	810	2,055	—
Purchases of premises and equipment	(272)	(2,243)	(1,248)
Net (increase) decrease in fed funds sold	(8,235)	18,400	(17,093)
Net cash used in investing activities	(35,599)	(45,788)	(82,605)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows (Cont.)

(dollars in thousands)	For the Years Ended December 31, 2003	2002	2001
Cash flows from financing activities:			
Net increase in deposits:			
Interest bearing	$11,952	$17,438	$ 75,705
Non-interest bearing	17,222	13,180	4,932
Proceeds from exercise of stock options	619	255	35
Cash dividends paid	—	(2)	(1)
Issuance of long term debt	4,910	—	—
Proceeds from short term borrowings	16,862	10,500	5,000
Repayment of short term borrowings	(7,362)	(813)	(153)
Proceeds from sale of unallocated ESOP shares	—	813	—
Proceeds from stock offering, net of expenses	10,068	—	3,026
Net cash provided by financing activities	54,271	41,371	88,544
Net increase in cash and cash equivalents	6,126	958	4,023
Cash and cash equivalents at beginning of year	11,814	10,856	6,833
Cash and cash equivalents at end of year	$17,940	$11,814	$10,856
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest on time deposits	$ 5,675	$ 7,579	$11,191
Interest on other borrowings	1,049	1,459	1,236
Total interest paid	$ 6,724	$ 9,038	$12,427
Income Taxes	$ 4,775	$ 3,300	$ 1,140
Supplemental disclosure of non-cash investing activities:			
Loans transferred to repossessed assets	$ 724	$ 197	$ 1,900
Loans held for investment transferred to held for sale	$ 6,318	$22,853	$35,674
Supplemental disclosure of non-cash financing activities:			
Unearned contribution to ESOP	$ —	$ —	$ 50
Change in unrealized losses on available-for sale securities net of income tax benefit of ($53) recorded in Other Comprehensive Income	$ (75)	$ —	$ —

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(dollars in thousands) *For the Years Ended December 31, 2003, 2002 and 2001*	*Common Stock* *Shares*	*Amount*	*Additional Paid-In Capital*	*Accumulated Other Comprehensive Income*	*Unearned ESOP Contribution*	*Retained Earnings*	*Total*
Balance at January 1, 2001	2,670,406	$1,669	$ 5,551	$ —	$ (797)	$ 5,813	$12,236
Options exercised	10,144	6	29	—	—	—	35
Dividends paid (fractional shares only)	—	—	—	—	—	(1)	(1)
Stock dividend (5% of outstanding)	157,436	98	878	—	—	(976)	—
Unearned contributions to ESOP	—	—	—	—	(50)	—	(50)
Allocation of contributions to ESOP	—	—	(26)	—	179	—	153
Issuance of common stock, net of expenses of $111,000	473,504	296	2,730	—	—	—	3,026
Net income	—	—	—	—	—	1,102	1,102
Balance at December 31, 2001	3,311,490	2,069	9,162	—	(668)	5,938	16,501
Options exercised	63,941	40	215	—	—	—	255
Dividends paid (fractional shares only	—	—	—	—	—	(2)	(2)
Stock dividend (5% of outstanding)	166,876	105	1,212	—	—	(1,317)	—
Sold unallocated ESOP shares	—	—	145	—	668	—	813
Net income	—	—	—	—	—	3,006	3,006
Balance at December 31, 2002	3,542,307	2,214	10,734	—	—	7,625	20,573
Options exercised	97,635	61	558	—	—	—	619
Unrealized loss on available for sale securities, net of income taxes of $53	—	—	—	(75)	—	—	(75)
Issuance of common stock, net of expenses of $807,000	725,000	453	9,615	—	—	—	10,068
Net income	—	—	—	—	—	5,896	5,896
Balance at December 31, 2003	4,364,942	$2,728	$20,907	$ (75)	$ —	$13,521	$37,081

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

For Each of the Three Years in the Period Ended December 31, 2003

1. Summary of Significant Accounting Policies:

Basis of Presentation

The consolidated financial statements include the accounts of Community Bancorp Inc. and its wholly owned subsidiaries, Community National Bank, (the "Bank") and Community (CA) Capital Trust I ("Trust I") and Community (CA) Capital Statutory Trust II ("Trust II"), (collectively the "Company"). Intercompany accounts and transactions have been eliminated in consolidation.

Community Bancorp Inc. is a bank holding company, incorporated in the state of Delaware, that was organized for the purpose of acquiring all of the Bank's capital stock through a holding company reorganization (the "Reorganization"), which was consummated on June 25, 1999. The Reorganization was based on a one for one exchange of shares of Bank stock for shares of common stock of Community Bancorp Inc. Such business combination was accounted for at historical cost similar to a pooling of interests.

On August 7, 2003 the Company completed a private placement of 725,000 shares of common stock at a price of $15.00 per share to certain "accredited investors" including certain directors and officers of the Company and the Bank and their related interests. The directors, officers and their related interests purchased less than 5% of the total offering.

Gross proceeds from the offering were $10,875,000, and offering expenses totaled $807,000, including placement agent fees. Of the $10,068,000 net proceeds of the offering, the Company used $1.8 million to repay debt, and $7.5 million of the proceeds were invested as equity capital in the Bank. The remaining net proceeds were retained by the Company as working capital.

Nature of Operations

The Company is headquartered in Escondido, California and operates additional branch offices in Bonsall, Fallbrook, Temecula and Vista, California. The Company's primary sources of revenue are Small Business Administration ("SBA"), construction, and other real estate based loans to individuals and small to middle-market businesses.

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("generally accepted accounting principles") and to general practices within the banking industry. The following is a description of the more significant policies.

Investments

Management determines the appropriate classification of securities at the time of purchase. If management has the intent and the Company has the ability at the time of purchase to hold securities until maturity, they may be classified as held-to-maturity. Investment securities held-to-maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts over the period to maturity of the related security using the interest method. Securities to be held for indefinite periods of time, but not necessarily to be held-to-maturity or on a long-term basis, are classified as available-for-sale and carried at fair value with unrealized gains or losses reported as a separate component of accumulated other comprehensive income, net of deferred taxes. Realized gains or losses on the sale of securities available-for-sale, if any, are determined using the amortized cost of the specific securities sold. Securities to be purchased or sold on a regular basis are classified as trading securities and carried at fair value. Realized gains or losses are recorded through the statement of income as other fee income. Securities purchased in non-marketable securities are recorded at cost and assessed for impairment on a periodic basis.

The Company has invested in limited partnerships formed to develop and operate affordable housing units for lower income tenants throughout the state of California. The costs of the investments are being amortized on a level-yield method over the life of the related tax credits. The partnerships must meet the regulatory requirements for affordable housing for a minimum 15-year compliance period to fully utilize the tax credits. If the partnerships cease to qualify during the compliance period, the credits may be denied for any period in which the projects are not in compliance and a portion of the credits previously taken is subject to recapture with interest. The remaining federal tax credits to be utilized over a multiple-year periods are $2.8 million as of December 31, 2003. The Company's usage of tax credits

Notes to Consolidated Financial Statements (Cont.)

For Each of the Three Years in the Period Ended December 31, 2003

approximated $261,000 and $5,000 during the years ended December 31, 2003 and 2002, respectively. Investment amortization amounted to $79,000 and $12,000 for the years ended December 31, 2003 and 2002, respectively. The Company has included its investment in these limited partnerships in its held to maturity securities portfolio.

The Company has an obligation to purchase $1.4 million of additional interests in such investments, which is expected to be made in 2004. The balance of the investments as of December 31, 2003 was $1.5 million, net.

Loans and Loan Fees

Loans held for investment are stated at the principal amount outstanding. Loans held for sale are carried at the lower of cost or market, determined on an aggregate basis, where market is determined based on market prices and dealer quotes.

Interest income on loans is recorded on an accrual basis in accordance with the terms of the respective loan. The accrual of interest on loans is discontinued when, in management's judgment, a reasonable doubt exists as to the collectibility of interest and principal or when the principal and interest due on a loan becomes delinquent for 90 days. When loans are placed on non-accrual status, all interest previously accrued, but not collected, is reversed against current period interest income. Income on non-accrual loans is subsequently recognized only to the extent that cash is received and the loan's principal balance is deemed collectible. Non-accrual loans that become current as to both principal and interest are returned to accrual status.

Non-refundable fees and related direct costs associated with the origination of loans are deferred and netted against outstanding loan balances. Net deferred fees and costs are recognized into interest income over the contractual life of the loan using the interest method. The amortization of loan fees is discontinued on non-accrual loans.

Other fees on loans are recorded as income when earned.

Loan Sales and Servicing

The Company originates loans to customers under a SBA program that generally provides for SBA guarantees of 50% to 85% of each loan. During 2000 and the first half of 2001, the Company retained both the guaranteed and unguaranteed portions of SBA 7a loans originated. During the latter half of 2001, the Company reached certain targets with regards to asset and liability mix and therefore began selling both guaranteed and unguaranteed portions of the SBA 7a loans originated. On loans sold, the Company allocates the carrying value of such loans between the portion sold and the portion retained, based upon estimates of their relative fair value at the time of sale. The difference between the adjusted carrying value and the face amount of the portion retained is amortized to interest income over the life of the related loan using the interest method.

In accordance with FAS 140, the Company recognizes a servicing asset or liability at the time a loan is sold and the Company retains the servicing, based on the present value of the estimated future cash flows. The servicing asset is amortized proportionately over the period based on the ratio of net servicing income received in the current period to total net servicing income projected to be realized from the servicing rights. Projected net servicing income is determined on the basis of the estimated future balance of the underlying loan portfolio, which decreases over time from scheduled loan amortization and prepayments. The Company estimates future prepayment rates based on relevant characteristics of the servicing portfolio, such as loan types, original terms to maturity and recent prepayment speeds, as well as current interest rate levels, market forecasts and other economic conditions.

The Company periodically evaluates servicing assets for impairment. For purposes of measuring impairment, the rights are stratified based on original term to maturity. The amount of impairment recognized is the amount by which the servicing asset for a stratum exceeds its fair value. In estimating fair values at December 31, 2003, we utilized a weighted average prepayment assumption of approximately 7.37% and a discount rate of 10.00%. In estimating fair values at December 31, 2002, we utilized a weighted average prepayment assumption of approximately 7.22% and a discount rate of 12.00%.

Rights to future interest income from serviced loans that exceed contractually specified servicing fees are classified as interest-only strips. The interest-only strips are accounted for as trading securities and recorded at fair value with any unrealized gains or losses recorded in earnings in the period of change of fair value. Unrealized gains or losses on interest-only strips were not material during the years ended December 31, 2003 and 2002. At December 31, 2003, the fair value of interest-only strips was estimated using a weighted average prepayment assumption of approximately 7.37% and a discount rate of 10.00%. At December 31, 2002, the fair value of interest-only strips was estimated using a weighted average prepayment assumption of approximately 7.22% and a discount rate of 12.00%.

The principal balances of SBA loans serviced for others were $136,996,000, $117,220,000 and $69,602,000 at December 31, 2003, 2002 and 2001, respectively.

Repossessed Assets

Repossessed assets acquired through foreclosure or deed-in-lieu of foreclosure are initially recorded at the lower of cost or fair value less estimated costs to sell through a charge to the allowance for estimated loan losses. Subsequent declines in value are charged to operations. At December 31, 2003, the repossessed assets are an aircraft and an automobile. Valuation of the repossessed assets was based on a recent appraisal of the underlying collateral. There are no specific reserves on these assets as of December 31, 2003. There were no repossessed assets acquired through foreclosure or deed-in-lieu of foreclosure or repossessed assets as of December 31, 2002.

Allowance for Loan Losses

The Company's allowance for loan losses consists of a specific and general allowance. The specific allowance is further broken down to provide for those impaired loans and the remaining internally classified loans. The impairment allowance is defined as the difference between the recorded value and the fair value of the impaired loans. The general allowance is determined by an assessment of the overall quality of the unclassified portion of the loan portfolio as a whole, and by loan type.

An allowance for loan losses is maintained at a level deemed appropriate by management to adequately provide for known and inherent risks in the loan portfolio and other extensions of credit, including off-balance sheet credit extensions. The allowance is based upon a continuing review of the portfolio, past loan loss experience and current economic conditions, which may affect the borrowers' ability to pay, guarantees by government agencies and the underlying collateral value of the loans. Loans which are deemed to be uncollectible are charged off and deducted from the allowance. Changes in these factors and conditions may cause management's estimate of the allowance to increase or decrease and result in adjustments to the Company's provision for loan losses.

In determining the appropriate level of the allowance for loan losses, management and the Directors' Loan Committee initially identify all classified, restructured or non-performing loans and assesses each loan for impairment, as well as any government guarantees on these loans, which in general do not require an allowance for loan loss. Loans are considered impaired when it is probable that a creditor will be unable to collect all amounts due according to the original contractual terms of the loan agreement. If the measure of the impaired loan is less than the recorded investment in the loan, a valuation allowance is established with a corresponding charge to the provision for loan losses. The Company measures an impaired loan by using the fair value of the collateral if the loan is collateral-dependent and the present value of the expected future cash flows discounted at the loan's effective interest rate if the loan is not collateral-dependent.

After the specific allowances for loans are allocated, the remaining loans are pooled based on collateral type. A range of potential losses is determined using an eight quarter historical analysis by pool based on the relative carrying value at the time of charge off. In addition, the management and the Directors' Loan Committee establish reserve levels for each pool based upon loan type as well as market conditions for the underlying collateral, considering such factors as trends in the real estate market, economic uncertainties and other risks that exist as of each reporting period. In general there are no reserves established for the government guaranteed portion of loans outstanding. All non-specific reserves are allocated to each of these pools.

Notes to Consolidated Financial Statements (Cont.)

For Each of the Three Years in the Period Ended December 31, 2003

The reserves for losses on commitments to extend credit are determined based on the historical losses on the underlying collateral of the commitment. The majority of these commitments are on construction loans. Management and the Directors' Loan Committee also establish reserves for each pool based upon loan type as well as market conditions for the underlying real estate or other collateral, considering such factors as trends in the real estate market, economic uncertainties and other risks that exist as of each reporting period. In general there are no reserves established for the government guaranteed portion of commitments to extend credit.

Changes in the financial condition of individual borrowers, in economic conditions, in historical loss experience and in the condition of the various markets in which collateral may be sold may all affect the required level of the allowance for loan losses and the associated provision for loan losses.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is charged to operating expense using the straight-line method over the estimated useful lives of the assets, which range from three to ten years. Leasehold improvements are capitalized and amortized on a straight-line basis over the terms of the leases or the estimated useful lives of the improvements, whichever is less. Buildings are depreciated straight-line over 40 years. Expenditures for maintenance and repairs are charged to expense as incurred.

Derivatives and Hedging Activity

The Company may use derivative financial instruments to manage its exposure arising from changes in interest rates. The Company does not hold or issue derivative financial instruments for trading purposes. Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS Nos. 137, 138 and 149. Under these standards, the Company records derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains and losses resulting from changes in those fair values are accounted for depending on the use of the derivative and whether or not it qualifies for hedge accounting. The Company's interest rate swap agreement was classified as a fair value hedge of the trust preferred securities; consequently, the changes in the fair value of the interest rate swap recognized in earnings are offset by recognizing changes in the fair value of the hedged trust preferred securities. As the hedging relationship met certain conditions provided for in SFAS No. 133, the Company assumes no ineffectiveness in the hedging relationship. The adoption of SFAS No. 133 did not have a significant impact on the Company's consolidated financial statements.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted average number of shares of common stock, common stock equivalents, and other potentially dilutive securities outstanding during the period.

Cash and Cash Equivalents

For purposes of the balance sheet and statements of cash flows, cash and cash equivalents include cash and non-interest bearing due from banks.

Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period to prepare these financial statements in conformity with generally accepted accounting principles. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of the servicing assets and interest-only strips and the valuation of repossessed assets. Actual results could differ from those estimates.

Stock Option Plans

The Company accounts for stock options using the intrinsic value method under the provisions of Accounting Principles Board ("APB") Opinion No. 25 and provides proforma net income and proforma earnings per share disclosures for employee stock option grants as if the fair-value-based method, defined in SFAS No. 123, Accounting for Stock-Based Compensation, had been applied. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below:

	2003	2002	2001
Net income, as reported	$5,896,000	$3,006,000	$1,102,000
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(172,000)	(236,000)	(225,000)
Proforma net income	$5,724,000	$2,770,000	$ 877,000
Basic income per share, as reported	$ 1.51	$ 0.86	$ 0.36
Proforma basic income per share	$ 1.47	$ 0.79	$ 0.29
Diluted income per share, as reported	$ 1.42	$ 0.84	$ 0.35
Proforma diluted income per share	$ 1.38	$ 0.77	$ 0.28

Recent Accounting Developments:

In July 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes Emerging Issues Task Force ("EITF") 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The adoption of SFAS No. 146 by the Company on January 1, 2003 did not have a material impact on the Company's financial condition, results of operations or cash flows.

In December 2002, SFAS No. 148, Accounting for Stock-based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123, was issued and amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of SFAS No. 148 are effective for annual financial statements for fiscal years ending after December 15, 2002, and for financial reports containing condensed financial statements for interim

Notes to Consolidated Financial Statements (Cont.)

For Each of the Three Years in the Period Ended December 31, 2003

periods beginning after December 15, 2002. The Company has not adopted the fair value based method of accounting for stock-based employee compensation.

In November 2002, the FASB issued Interpretation ("FIN") No. 45, Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others, an interpretation of SFAS Nos. 5, 57 and 107, and rescission of FIN No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others. FIN No. 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of the interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, while the provisions of the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN No. 45 did not have a material impact on the Company's financial condition, results of operations or cash flows.

In December 2003, the FASB issued FIN No. 46R, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51. FIN No. 46R requires that variable interest entities be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. FIN No. 46R also requires disclosures about variable interest entities that companies are not required to consolidate but in which a company has a significant variable interest. The consolidation requirements must be adopted no later than the beginning of the first fiscal year or interim period beginning after March 15, 2004. The Company adopted the provision of FIN No. 46R as of December 31, 2003. The adoption of FIN No. 46R did not have a material impact on the Company's financial condition, results of operations or cash flows.

On April 30, 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which is effective for hedging relationships entered into or modified after June 30, 2003. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The adoption of SFAS No. 149 did not have a material impact on the Company's financial condition, results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Instruments with Characteristics of both Liabilities and Equity, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope, which may have previously been reported as equity, as a liability (or an asset in some circumstances). This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic companies. The adoption of SFAS No. 150 did not have a material impact on the Company's financial condition, results of operations or cash flows.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year's presentation.

2. Investments:

The Company held $569,000 in Federal Reserve Bank stock as of December 31, 2003 and 2002. The Company held $1.4 million in Federal Home Loan Bank stock as of December 31, 2003, compared to $979,000 as of December 31, 2002.

In 2002, the Company purchased investments in a mutual fund whose primary investment is in adjustable agency mortgage backed securities. At December 31, 2002, the Company had $16.1 million in such investment. This investment was being held as a trading security. The Company sold its investments in trading securities, and therefore there were none outstanding as of December 31, 2003.

The amortized cost, gross unrealized gains and losses, and estimated fair value of investment securities and other investments held-to-maturity as of December 31, 2003 and 2002 are as follows:

(dollars in thousands)	*Amortized Cost*	*Gross Unrealized Gains*	*Gross Unrealized Losses*	*Estimated Fair Value*
2003				
US Government agency and other securities	$ 1,501	$ 22	$ -	$ 1,523
Agency mortgage backed securities	5,213	113	(21)	5,305
SBA loan pools	973	14	(8)	979
Affordable Housing Investments	1,499	-	-	1,499
Total	$ 9,186	$149	$ (29)	$ 9,306
2002				
US Government agency and other securities	$ 4,502	$154	$ -	$ 4,656
Agency mortgage backed securities	14,921	168	-	15,089
SBA loan pools	1,348	3	-	1,351
Affordable Housing Investments	535	-	-	535
Total	$21,306	$325	$ -	$21,631

The scheduled maturities of investment securities held-to-maturity as of December 31, 2003 were as follows:

(dollars in thousands)	*Amortized Cost*	*Estimated Fair Value*	*Weighted Average Interest Rate*
US Government agency and other securities			
Due in one year or less	$ 999	$1,016	6.24%
Due greater than one year through five years	502	507	4.24%
Subtotal U.S. Government agencies and other securities	1,501	1,523	5.57%
Agency mortgage backed securities			
Due greater than one year through five years	423	431	4.78%
Due greater than five years through ten years	795	829	5.08%
Due greater than ten years	3,995	4,045	4.83%
Subtotal mortgage backed securities	5,213	5,305	4.86%
SBA loan pools due greater than ten years	973	979	3.17%
Affordable Housing Investments due greater than ten years*	1,499	1,499	13.72%
Total	$9,186	$9,306	6.24%

**Note: Weighted average interest rate is based on a tax equivalent yield.*

As of December 31, 2003, the Company had pledged $7.7 million of its securities for public deposits and other purposes.

Notes to Consolidated Financial Statements (Cont.)

For Each of the Three Years in the Period Ended December 31, 2003

3. Loans Held for Investment and Held for Sale and Related Allowance for Loan Losses:

A summary of loans as of December 31 is as follows:

	2003			2002		
(dollars in thousands)	*Loans Held for Sale*	*Loans Held for Investment*	*Total Loans Loans*	*Loans Held for Sale*	*Loans Held for Investment*	*Total Loans*
Construction loans	$ -	$ 66,957	$ 66,957	$ -	$ 67,445	$ 67,445
Real estate one -to four-family	-	9,671	9,671	3,219	13,634	16,853
Real estate commercial and multi-family	69,148	201,219	270,367	49,619	158,189	207,808
Consumer home equity lines of credit	-	1,933	1,933	-	3,394	3,394
Other consumer	-	2,085	2,085	-	3,928	3,928
Commercial	-	20,590	20,590	-	16,408	16,408
Aircraft	-	30,368	30,368	-	29,462	29,462
Total gross loans	69,148	332,823	401,971	52,838	292,460	345,298
Deferred loan origination costs (fees)	181	(781)	(600)	195	(557)	(362)
Discount on unguaranteed portion of SBA loans retained	(209)	(1,740)	(1,949)	(154)	(1,366)	(1,520)
Allowance for loan losses	-	(5,210)	(5,210)	-	(3,945)	(3,945)
Net loans	$69,120	$325,092	$394,212	$52,879	$286,592	$339,471

The Company's lending activities are concentrated primarily in the Riverside and San Diego counties of Southern California. Although the Company seeks to avoid undue concentrations of loans to a single industry based upon a single class of collateral, real estate and real estate associated business areas are among the principal industries in the Company's market area. As a result, the Company's loan and collateral portfolios are, to a significant degree, concentrated in those industries. The Company evaluates each credit on an individual basis and determines collateral requirements accordingly. When real estate is taken as collateral, advances are generally limited to a certain percentage of the appraised value of the collateral at the time the loan is made, depending on the type of loan, the underlying property and other factors.

As of December 31, 2003 and 2002, the Company had commitments to extend credit on construction and other loans of $100.0 million and $83.2 million, respectively.

The maturity distribution of the loan portfolio as of December 31, 2003 is as follows:

(dollars in thousands)	*Loans Held for Sale*	*Loans Held for Investment*	*Total Loans*
Less than one year	$ 5,558	$114,383	$119,941
One to five years	-	50,818	50,818
After five years	63,590	167,622	231,212
Total gross loans	$69,148	$332,823	$401,971

The interest rate sensitivity of the loan portfolio as of December 31, 2003 is as follows:

(dollars in thousands)	*Loans Held for Sale*	*Loans Held for Investment*	*Total Loans*
Fixed rate loans	$15,221	$ 43,586	$ 58,807
Variable rate loans	53,927	289,237	343,164
Total gross loans	$69,148	$332,823	$401,971

As of December 31, 2003 and 2002, the government guaranteed portion of total gross loans was $30.4 million and $32.1 million, respectively.

As of December 31, 2003, the loans to one borrower limit was $8.4 million.

A summary of the activity in the allowance for loan losses on loans held for investment, which includes provisions for impaired loans, is as follows:

(dollars in thousands)	*2003*	*2002*	*2001*
Balance, beginning of year	$ 3,945	$ 2,788	$ 1,988
Provision for loan losses	1,639	1,561	1,470
Losses charged off	(680)	(531)	(687)
Recoveries	335	16	64
Less: Provision for losses on commitments to extend credit	(29)	111	(47)
Allowance for losses on loans outstanding	$ 5,210	$ 3,945	$ 2,788

The reserves for losses on commitments to extend credit are determined based on the historical losses on the underlying collateral of the commitment. The majority of these commitments are on construction loans. Management and the Directors' Loan Committee also establishes reserves for each pool based upon loan type as well as market conditions for the underlying real estate or other collateral, considering such factors as trends in the real estate market, economic uncertainties and other risks that exist as of each reporting period. In general there are no reserves established for the government guaranteed portion of commitments to extend credit. The reserve for losses on commitments to extend credit, included in accrued expenses and other liabilities, was $203,000 and $174,000 at December 31, 2003 and 2002, respectively.

Changes in the financial condition of individual borrowers, in economic conditions, in historical loss experience and in the condition of the various markets in which collateral may be sold may all affect the required level of the allowance for loan losses and the associated provision for loan losses.

Loans with principal balances of $961,000 ($690,000 guaranteed by the SBA), $2,254,000 ($1,603,000 guaranteed by the SBA), and $3,174,000 ($2,063,000 guaranteed by the SBA) were on non-accrual status as of December 31, 2003, 2002, and 2001, respectively. Additional interest income of $182,000, $174,000, and $165,000 would have been recorded for the years ended December 31, 2003, 2002, and 2001, respectively, if non-accrual loans had been performing in accordance with their original terms. Interest income of $46,000, $11,000, and $300,000 was recorded on loans subsequently transferred to non-accrual status for the years ended December 31, 2003, 2002, and 2001, respectively.

Management believes that the allowance for loan losses is adequate. While management uses available information to recognize estimated losses on loans, future additions to the allowance may be necessary based on changes in economic conditions and the repayment capabilities of the borrowers. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments related to information available to them at the time of their examinations.

The following table presents a breakdown of impaired loans and any impairment allowance related to impaired loans as of December 31, 2003 and 2002:

	2003		*2002*	
(dollars in thousands)	*Impaired Loans*	*Impairment Allowance*	*Impaired Loans*	*Impairment Allowance*
SBA	$ 904	$ 48	$ 2,216	$ 544
Commercial	-	-	23	23
Aircraft	54	11	-	-
Consumer	3	3	15	6
Total impaired loans	$ 961	$ 62	$ 2,254	$ 573

Notes to Consolidated Financial Statements (Cont.)

For Each of the Three Years in the Period Ended December 31, 2003

Based on the Company's evaluation process to determine the level of the allowance for loan losses mentioned previously and as the majority of the Company's non-performing loans are secured, management believes the allowance level to be adequate as of December 31, 2003 to absorb the estimated known and inherent risks identified through its analysis. For the years ended December 31, 2003, 2002, and 2001 interest income of $91,000, $128,000, and $28,000 was recorded on impaired loans on a cash basis, respectively, and the average balance of impaired loans was $3,932,000, $3,064,000, and $2,798,000, respectively. Loans contractually past due 90 days or more and still accruing as of December 31, 2001 were $29,000. There were no loans contractually past due 90 days or more and still accruing as of December 31, 2003 and 2002.

In the normal course of business, the Company has granted loans to certain directors and their affiliates under terms which are consistent with the Company's general lending policies.

The activity for loans outstanding with these directors and their affiliates as of December 31, 2003 and 2002 is as follows:

(dollars in thousands)	*2003*	*2002*
Balance, beginning of year	$4,581	$2,423
Loans granted, including renewals	407	3,120
Repayments	(137)	(962)
Balance, end of year	$4,851	$4,581

The Company had no additional commitments for loans to affiliates as of December 31, 2003 and 2002.

4. Premises and Equipment:

Premises and equipment as of December 31, 2003 and 2002 are as follows:

(dollars in thousands)	*2003*	*2002*
Land	$ 357	$ 357
Building	200	200
Furniture, fixtures and equipment	4,993	4,794
Leasehold improvements	1,955	1,911
	7,505	7,262
Accumulated depreciation and amortization	(3,852)	(3,083)
	$ 3,653	$ 4,179

5. Sales and Servicing of SBA Loans:

The Company generates revenues from the origination of loans with guarantees by the SBA and the sale of guaranteed and unguaranteed portions of those loans in the secondary market. The Company retains the servicing on the sale of SBA 7a loans that creates loan servicing income. The Company is servicing for others 308, 292 and 222 loans with an outstanding balance of $137.0 million, $117.2 million and $69.6 million at December 31, 2003, 2002 and 2001, respectively. The Company sold $45,611,000, $63,571,000, and $10,806,000 in SBA 7a loans in 2003, 2002, and 2001, resulting in gains of $4.3 million, $4.1 million and $780,000, respectively.

The activity for the servicing asset for the years ended December 31, 2003, 2002, and 2001 is summarized as follows:

(dollars in thousands)	*2003*	*2002*	*2001*
Balance at beginning of year	$2,617	$1,307	$1,537
Servicing assets recognized on SBA loans sold	981	1,371	248
Amortization	(366)	(260)	(229)
Recovery of (provision for) valuation reserve	15	199	(249)
Balance at end of year	$3,247	$2,617	$1,307

The activity for the valuation reserve for the servicing asset for the years ended December 31, 2003, 2002 and 2001 is summarized as follows:

(dollars in thousands)	*2003*	*2002*	*2001*
Balance at beginning of year	$(50)	$(249)	$ -
Provision for valuation reserved	(10)	(61)	(262)
Recovery of valuation reserve	25	260	13
Balance at end of year	$(35)	$ (50)	$(249)

The recovery or provision for market valuation changes is included in loan servicing fees in the consolidated statements of income and comprehensive income. The Company and the industry experienced a significant increase in prepayments during the year ended December 31, 2001, compared to the years ended in 2003 and 2002, which resulted in a reserve for the servicing asset totaling $249,000. Due to the decrease in SBA loan prepayments during years ended December 31, 2002 and 2003, the Company recovered $199,000 and $15,000, respectively, of the previously reserved amount.

For purposes of measuring impairment, the servicing rights are stratified based on original term to maturity. The amount of impairment recognized is the amount by which the servicing assets for a stratum exceeds its fair value. The weighted average prepayment speed was 7.37% as of December 31, 2003 compared to 7.22% as of December 31, 2002. The discount rates utilized for December 31, 2003 and 2002 were 10.00% and 12.00%, respectively.

The following table summarizes the estimated aggregate amortization expense for loan servicing rights as of December 31, 2003:

(dollars in thousands)	
Years ending December 31:	
2004	$ 493
2005	446
2006	402
2007	361
2008	323
Thereafter	1,222
Total	$3,247

The fair value of the loan servicing rights at December 31, 2003, 2002 and 2001 was $3.2 million, $2.6 million and $1.3 million, respectively.

6. Deposits and Interest Expense:

Deposits by major classification as of December 31, 2003 and 2002 are as follows:

(dollars in thousands)	*2003*	*2002*
Non-interest bearing demand	$ 68,660	$ 51,438
Interest bearing demand	47,190	36,860
Money market savings	49,024	37,403
Savings	13,943	13,746
Time deposits $100,000 or more	138,559	136,856
Time deposits under $100,000	75,750	87,649
Total	$393,126	$363,952

Notes to Consolidated Financial Statements (Cont.)

For Each of the Three Years in the Period Ended December 31, 2003

Interest expense on deposits for the years ended December 31, 2003, 2002, and 2001 is comprised of the following:

(dollars in thousands)	*2003*	*2002*	*2001*
Interest bearing demand	$ 105	$ 128	$ 247
Money market savings	581	669	1,225
Savings	60	93	217
Time deposits, $100,000 or more	2,717	3,827	5,370
Time deposits under $100,000	1,637	2,497	4,169
Total	$5,100	$7,214	$11,228

The following summarizes the scheduled maturity of time deposits as of December 31, 2003:

(dollars in thousands)	
2004	$205,939
2005	8,006
2006	178
2007	72
2008	114
Total	$214,309

(dollars in thousands)	
Three months or less	$ 54,402
Over three months to six months	66,341
Over six months to twelve months	85,196
Over twelve months	8,370
Total	$214,309

7. Other Borrowed Funds:

As of December 31, 2003 and 2002, the Company had $14.7 million and $10.0 million, respectively, of trust preferred securities outstanding classified as long term debt. The following is a brief description of each security:

On March 23, 2000, the Company's wholly owned subsidiary, Community (CA) Capital Trust I, a Delaware business trust, issued $10.0 million of 11.0% Fixed Rate Capital Trust Pass-through Securities ("TRUPS-Registered Trademark"), with a liquidation value of $1,000 per share. The securities have semi-annual interest payments, with principal due at maturity in 2030. The Trust used the proceeds from the sale of the trust preferred securities to purchase junior subordinated debentures of the Company. The Company received $9.7 million from the Trust upon issuance of the junior subordinated debentures, of which $3.2 million was used to pay off borrowings of the Company and $5.8 million was contributed to the Bank to increase its capital. The Company entered into an interest rate swap agreement on December 16, 2002 in order to hedge the interest payments on long term debt (see note 8). The $10 million is included in long term debt on the books of the Company, while the net $9.7 million is in cash and cash equivalents. Prior to the issuance of FIN No. 46R, the wholly-owned grantor trusts were considered consolidated subsidiaries of the Company; the $10 million of preferred securities as of December 31, 2002 were included in the consolidated balance sheet, under the caption "Trust preferred securities."

On September 17, 2003, the Company's wholly owned subsidiary, Community (CA) Statutory Capital Trust II, a Connecticut business trust, issued $5 million of Floating Rate Capital Trust Pass-through Securities, with a liquidation value of $1,000 per share. The securities, which mature in 2033, are callable at par after five years and pay cash distributions at a per annum rate and reset quarterly at the three month LIBOR plus 2.95%. The Trust used the proceeds from the sale of the trust preferred securities to purchase junior subordinated debentures of the Company. The Company received $4.9 million from the Trust upon issuance of the junior subordinated debentures, of which $4.75 million was contributed to the Bank to increase its capital. The $5 million is included in long term debt on the books of the Company, while the net $4.9 million is in cash and cash equivalents.

With the adoption of FIN No. 46R, the Company deconsolidated the two grantor trusts. As a result, the junior subordinated debentures issued by the Company to the grantor trusts, totaling $14.7 million, are reflected in the consolidated balance sheet in the liabilities section at December 31, 2003, under the caption "long term debt." Prior years have been reclassified to conform to the current year presentation.

During 2001, the Company obtained a line of credit with a lender which provides up to $2,000,000 through December 28, 2007 bearing interest at the prime rate plus 0.75%, with a floor of 7.50%, as defined in the agreement. The line of credit was obtained to increase capital at the Bank. During 2003, the average balance outstanding on the line was $1.2 million with an average cost of 7.75%. The highest balance outstanding during 2003 was $2.0 million. The line of credit was paid in full in August 2003.

During 2001, the Company obtained an open ended line of credit with the Federal Home Loan Bank of San Francisco (the "FHLB"), which provides up to $40.4 million as of December 31, 2003. Interest rates vary based upon the term of the borrowing at the time of the advance. The line of credit was obtained to maintain liquidity at the Bank. Interest is payable on a monthly basis, and the effective rate at December 31, 2003 was 1.08%. The outstanding balance was $25,000,000 as of December 31, 2003, and the average balance of the advances for the year ended December 31, 2003 was $18,284,000. The weighted average interest rate was 1.20% for the year ended December 31, 2003. The line of credit requires that collateral in the form of loans or securities be pledged as security for the loan. As of December 31, 2003, loans with a principal balance of $76.2 million were pledged to the FHLB as collateral for the line. In addition to the collateral requirement, the Company is required to purchase FHLB stock. The Company had $1.4 million in FHLB stock as of December 31, 2003.

The Company maintains a line of credit with another correspondent bank which provides up to $10,000,000 through June 30, 2004 bearing a variable interest rate as established by the lender on a daily basis. The line of credit was obtained to provide additional liquidity on a short term basis to the Bank. Interest is payable on a daily basis, and the principal is callable at any time by the lender. The weighted average interest rate was 2.02% for the year ended December 31, 2003, with an average balance outstanding of $13,000. Under these agreements, there were no borrowings outstanding at December 31, 2003 and maximum outstanding balance during the year ended December 31, 2003 was $5.0 million. The line of credit is unsecured.

The following table reflects the contractual maturities of borrowings as of December 31, 2003:

(dollars in thousands)	
2004	$25,000
2005	-
2006	-
2007	-
2008	-
Thereafter	14,697
Total	$39,697

8. Derivatives and Hedging Activity:

In 2002, the Company entered into an interest rate swap agreement to effectively convert the 11% fixed rate interest payments on the long term debt issued by Trust I to variable payments, based upon six-month LIBOR as a goal to reduce (shorten) the duration of the trust preferred securities from over 20 years to six months. The reduction of the duration will more effectively match the repricing characteristics of the Bank's assets. The majority of the Bank's loans are adjustable rate loans tied to the prime index. The interest rate swap agreement was

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

For Each of the Three Years in the Period Ended December 31, 2003

classified as a fair value hedge of the long term debt, consequently, the unrealized gains and losses resulting from changes in value of the interest rate swap and the hedged trust preferred securities are recorded though income. As the hedging relationship met the conditions provided for in SFAS No. 133, the Company assumes no ineffectiveness in the hedging relationship. There were no interest rate swap agreements outstanding as of December 31, 2001. At December 31, 2003, the interest rate swap received a fixed rate of 11.0% and paid a variable rate, based upon six-month LIBOR, of 6.67%, with a notional value of $10.0 million and a fair value, based on broker quoted price, resulting in an unrealized loss of approximately $303,000. The swap will mature in March 2030.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS:

Estimated fair values for the Company's financial instruments and a description of the methodologies and assumptions used to determine such amounts follows:

Cash, Cash Equivalents and Interest Bearing Deposits in Financial Institutions: The carrying amount is assumed to be the fair value because of the liquidity of these instruments.

Federal Reserve Bank and Federal Home Loan Bank stock: The carrying value approximates the fair value because the stock can be redeemed at par.

Investments: Fair values are based on quoted market prices available as of the balance sheet date. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans: Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type and further segmented into fixed and adjustable rate interest terms and by credit risk categories. The fair value estimates do not take into consideration the value of the loan portfolio in the event the loans had to be sold outside the parameters of normal operating activities.

The fair value of fixed rate loans and non-performing or adversely classified adjustable rate loans are calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loans. The discount rates used for performing fixed rate loans are the Bank's current offer rates for comparable instruments with similar terms.

The fair value of performing adjustable rate loans is estimated to be the carrying value. These loans reprice frequently at market rates and the credit risk is not considered to be greater than normal.

The fair value of loans held for sale is determined based on quoted market prices or dealer quotes.

Trading securities: The fair values of trading securities are determined based on the quoted market price.

Interest-only strips: The fair value of interest-only strips has been determined by discounted cash flow methods, using market discount rates and prepayment factors.

Deposits: The fair value of deposits with no stated maturity, such as non-interest bearing demand deposits, savings and checking accounts, is equal to the amount payable on demand as of the balance sheet date. The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits with similar remaining maturities.

Borrowings: The fair value of borrowings is based on the discounted value of contractual cash flows. The discount rate is estimated using rates currently offered for borrowings with similar remaining maturities and characteristics. Borrowings which mature in less than one year or that have a variable rate of interest are shown at carrying value.

Commitments to Extend Credit and Standby Letters of Credit: The fair value of commitments to extend credit is estimated to be zero since the current competitive financial community does not routinely charge fees for commitments to extend credit. The fair value of standby letters of credit is based on fees currently charged for similar agreements.

Interest Rate Swap: The fair value of the interest rate swap agreement is based on a broker quoted price, which is based on the discounted value of the contractual cash flows, as determined by the current interest rate curve over the contractual period of the swap.

Fair value estimates are made at a specific point in time and are based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a portion of the Company's financial instruments, fair value estimates are based on what management believes to be conservative judgments regarding expected future cash flows, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Since the fair values have been estimated as of December 31, 2003 and 2002, the amounts that will actually be realized or paid at settlement or maturity of the instruments could be significantly different.

	2003		*2002*	
(dollars in thousands)	*Carrying Amount*	*Fair Value Estimates*	*Carrying Amount*	*Fair Value Estimates*
Financial Assets:				
Cash and cash equivalents	$ 17,940	$ 17,940	$ 11,814	$ 11,814
Restricted cash	-	-	1,152	1,152
Interest bearing deposits	-	-	99	99
Federal funds sold	17,925	17,925	9,690	9,690
Trading securities	-	-	16,076	16,076
Investments held-to-maturity	9,186	9,306	21,306	21,631
Investments available for sale	15,921	15,921	-	-
Federal Reserve Bank and Federal Home Loan Bank stock	1,999	1,999	1,548	1,548
Loans held for investment	325,092	325,278	286,592	287,292
Loans held for sale	69,120	71,931	52,879	54,900
Interest-only strips	865	865	480	480
Financial Liabilities:				
Deposits	393,126	393,025	363,952	364,547
Short term borrowing	25,000	25,000	15,500	15,500
Long term debt	14,697	14,697	10,004	12,762
	Notional/Contractual Amount		*Notional/Contractual Amount*	
Off-Balance Sheet Financial Instruments:				
Commitments to extend credit on new loans	$ 37,470	$ -	$ 33,327	$ -
Commitments to extend credit on construction and other loans	100,014	-	83,175	-
Standby letters of credit	1,512	23	2,243	22
Interest rate swap	10,000*	(303)	10,000*	4

* *Notional Value*

Notes to Consolidated Financial Statements (Cont.)

For Each of the Three Years in the Period Ended December 31, 2003

10. Income Taxes:

The components of income taxes for the years ended December 31, 2003, 2002, and 2001 are as follows:

(dollars in thousands)	*2003*	*2002*	*2001*
Current:			
Federal	$ 4,143	$ 1,898	$1,006
State	1,263	700	345
	5,406	2,598	1,351
Deferred:			
Federal	(1,414)	(325)	(429)
State	(397)	(140)	(139)
	(1,811)	(465)	(568)
	$ 3,595	$ 2,133	$ 783

A reconciliation of the difference between the expected federal statutory income tax expense and the actual income tax expense for the three years ended December 31, 2003, 2002 and 2001 is shown in the following table:

(dollars in thousands)	*2003*	*2002*	*2001*
Computed "expected" federal income taxes	$ 3,322	$ 1,799	$ 660
State income taxes, net of federal income tax benefit	563	364	134
Affordable housing tax credits	(261)	(4)	-
Other, net	(29)	(26)	(11)
	$ 3,595	$ 2,133	$ 783

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2003 and 2002 are as follows:

(dollars in thousands)	*2003*	*2002*
Deferred tax assets:		
Loan loss allowance, due to differences in computation of bad debts	$2,176	$1,587
Non-accrual interest recognized as income for taxes but not for books	71	138
Unrealized gains on loans held for sale	1,407	199
Accrued compensation expenses	275	85
Loan servicing asset	20	41
Unrealized loss on available for sale securities	53	-
State taxes	217	89
Other accrued expenses	11	-
	4,230	2,139
Deferred tax liabilities:		
Depreciable assets	(268)	(263)
Deferred loan fees	(275)	(166)
Other liabilities	(118)	(5)
	(661)	(434)
Deferred Tax Asset, net	$3,569	$1,705

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

As of December 31, 2003, income taxes payable totaled approximately $146,000. As of December 31, 2002, income taxes receivable totaled approximately $309,000.

11. Dividends:

In November 2002, the Board of Directors declared a 5% stock dividend to shareholders of record on November 15, 2002. In November 2001, the Board of Directors declared a 5% stock dividend to shareholders of record on November 15, 2001. There were no stock dividends declared in 2003. All share and per share amounts have been restated to reflect retroactively the stock dividends.

On February 26, 2004, the Board of Directors declared a cash dividend of $0.05 per share to stockholders of record on March 15, 2004 payable on or about March 31, 2004. There were no cash dividends declared in 2003, 2002 or 2001.

12. Stock Option Plans:

In 1985, 1993 and 2003, the Company adopted stock option plans (the "1985 Plan", the "1993 Plan" and the "2003 Plan") (collectively, the "Plans") pursuant to which the Company's Board of Directors may grant stock options to officers and key employees.

The 1985 Plan, which expired in September 1996, authorized grants of options to purchase up to 471,714 shares of common stock after adjustments for stock dividends and stock splits (original authorized number of shares was 42,000) and the 1993 Plan authorizes grants of options to purchase up to 848,727 shares of common stock after adjustments for stock dividends and stock splits (original authorized number of shares was 51,000). Stock options are granted with an exercise price equal to the stock's fair market value at the date of grant. All stock options have 10 year terms and generally vest one-fifth annually over the five years following date of grant, subject to certain restrictions.

As of December 31, 2003, there were no additional shares available for grant under the 1985 Plan or the 1993 Plan. There were no stock options granted under the 1985 Plan during 2003, 2002 or 2001.

At the shareholders' meeting held on May 27, 1998, the shareholders approved an amendment to the 1993 Plan increasing the maximum number of shares under the plan to 848,727 from the 272,760 share maximum then outstanding (after adjusting for the stock dividends).

As of December 31, 2003 there were no shares available for grant under the 1993 Plan. The per share weighted-average fair values of stock options granted under the 1993 Plan during 2003, 2002 and 2001 were $3.32, $2.79 and $4.07, respectively, on the date of the grant, using a Black-Scholes option pricing model with the following weighted-average assumptions: 2003 – no expected dividend yield, risk-free interest rate of 1.52%, expected life of 5.0 years, and volatility of 41%; 2002 – no expected dividend yield, risk free interest rate of 1.69%, expected life of 5.0 years and a volatility of 41%; 2001 – no expected dividend yield, risk free interest rate of 4.16%, expected life of 5.0 years and a volatility of 59%.

At the stockholders' meeting held on May 28, 2003, the stockholders approved the 2003 plan, which authorized 125,000 stock options to become available for grant. As of December 31, 2003 there were 40,400 shares available for grant under the 2003 Plan. The per share weighted-average fair values of stock options granted under the 2003 Plan during 2003 were $5.76, on the date of the grant, using a Black-Scholes option pricing model with the following weighted-average assumptions: 2003 – no expected dividend yield, risk-free interest rate of 1.04%, expected life of 5.0 years, and volatility of 35%.

Notes to Consolidated Financial Statements (Cont.)

For Each of the Three Years in the Period Ended December 31, 2003

Stock option activity for the periods indicated is as follows:

	1985 Plan		1993 Plan		2003 Plan	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Balance - January 1, 2001	6,892	$3.54	691,649	$5.88	-	$ -
Granted	-	-	21,819	6.94	-	-
Exercised	(5,616)	2.81	(5,568)	3.46	-	-
Expired	-	-	(16,238)	5.71	-	-
Balance - December 31, 2001	1,276	6.76	691,662	5.94	-	-
Granted	-	-	24,260	7.37	-	-
Exercised	-	-	(65,473)	3.89	-	-
Expired	-	-	(15,717)	5.36	-	-
Balance - December 31, 2002	1,276	6.76	634,732	6.22	-	-
Granted	-	-	10,100	8.83	84,600	18.29
Exercised	(1,276)	6.76	(96,359)	4.51	-	-
Expired	-	-	(10,483)	7.23	-	-
Balance - December 31, 2003	-	$ -	537,990	$6.55	84,600	$18.29

The following table summarizes information concerning outstanding and exercisable options:

	Options Outstanding			Options Exercisable	
	Number Outstanding at December 31, 2003	Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2003	Weighted Average Exercise Price
$4.11 - $6.07	124,667	4.87 years	$ 4.84	82,835	$ 4.65
$6.10 - $6.52	127,091	4.82	$ 6.43	119,725	$ 6.43
$6.67 - $7.26	45,536	6.48	$ 7.00	24,538	$ 6.94
$7.35 - $7.35	221,298	4.21	$ 7.35	221,298	$ 7.35
$7.57 - $19.80	103,998	9.61	$16.41	12,793	$11.60
$4.11 - $19.80	622,590	5.54	$ 8.15	461,189	$ 6.72

	Options Outstanding			Options Exercisable	
	Number Outstanding at December 31, 2002	Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2002	Weighted Average Exercise Price
$3.21 - $3.21	53,191	0.32 years	$ 3.21	53,191	$ 3.21
$4.10 - $4.64	78,961	4.65	$ 4.25	61,600	$ 4.20
$5.40 - $5.97	44,923	7.30	$ 5.56	12,628	$ 5.67
$6.07 - $6.94	191,810	6.10	$ 6.44	147,423	$ 6.43
$7.14 - $7.97	267,123	5.66	$ 7.34	235,316	$ 7.34
$3.21 - $7.97	636,008	5.33	$ 6.22	510,158	$ 6.22

13. Rental Commitments:

As of December 31, 2003 aggregate minimum rental commitments for certain real property under non-cancelable operating leases having an initial or remaining term of more than one year are as follows:

(dollars in thousands)	*Gross Rental Commitments*	*Sub-lease Income*	*Net Rental Commitments*
2004	$ 1,004	$ 101	$ 903
2005	1,131	66	1,065
2006	1,160	68	1,092
2007	1,018	29	989
2008	927	-	927
Thereafter	4,435	-	4,435
Total	$ 9,675	$ 264	$ 9,411

Total rental expense was $875,000, $862,000, and $523,000 in 2003, 2002, and 2001, respectively. Management expects that in the normal course of business, leases that expire will be renewed or replaced by other leases.

14. Commitments and Contingencies:

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets. The contract or notional amounts of these instruments reflect the extent of involvement the Company has in particular classes of financial instruments. The Company uses the same credit policies in making commitments and conditional obligations.

Commitments to extend credit amounting to $37,470,000 and $33,327,000 were outstanding at December 31, 2003 and 2002, respectively. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The Company has undisbursed portions of construction loans totaling $100,014,000 and $83,175,000 as of December 31, 2003 and 2002, respectively. These commitments are agreements to lend to a customer subject to meeting certain construction progress requirements. The underlying construction loans have fixed expiration dates.

Standby letters of credit and financial guarantees amounting to $1,512,000 and $2,243,000 were outstanding at December 31, 2003 and 2002, respectively. Standby letters of credit and financial guarantees are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support private borrowing arrangements. Most guarantees carry a one year term or less.

The Company generally requires collateral or other security to support financial instruments with credit risk. Management does not anticipate any material loss will result from the outstanding commitments to extend credit, standby letters of credit and financial guarantees.

As of December 31, 2003 and 2002, the Company had non-mandatory commitments to sell loans of none and $4,787,000, respectively.

The Company periodically sells the guaranteed and unguaranteed portions of SBA loans it originates. The Company retains the servicing on such loans. Upon sale in the secondary market, the purchaser of the guaranteed portion of 7a Loans pays a premium to the Company which, generally, is between 6% and 10% of the guaranteed amount. The Company also receives a servicing fee equal to 1% to 2% of the amount sold in the secondary market. In the event that a 7a Loan goes into default within 270 days of its sale, or prepays within 90

Notes to Consolidated Financial Statements (Cont.)

For Each of the Three Years in the Period Ended December 31, 2003

days, the Company is required to repurchase the loan and refund the premium to the purchaser. During the three year period ended December 31, 2003, the Company has not repurchased any loans for default, and have had only 2 loans prepay within the first 90 days. A reserve has not been deemed necessary as the likelihood of a refund is considered remote.

Because of the nature of its activities, the Company is, from time to time, subject to pending and threatened legal actions which arise out of the normal course of its business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

The Company has negotiated employment agreements with certain officers. These agreements provide for the payment of base salaries plus incentives based on agreed upon minimum standards of performance. While there is no provision for payment due to termination for cause, the agreements specify payment of the base salary for up to 12 months for termination without cause, and up to 24 months upon a change in control, as defined in the agreements.

The Company entered into salary continuation agreements in 1996 with certain members of its Board of Directors. The agreements provide monthly cash payment to the board members or their beneficiaries in the event of death or disability, beginning in the month after retirement date or upon death, and extending for a minimum period of 3 years, or until death, whichever is greater. The commitments are funded by a life insurance policy owned by the Company, and the present value of the Company's liability under the agreement is included in accrued expenses and other liabilities in the accompanying consolidated balance sheets.

The Company has invested in low income housing projects which provide the Company income tax credits. The investments call for capital contributions up to an amount specified in the partnership agreements. As of December 31, 2003 and 2002, the Company had commitments to contribute capital totaling $1.4 million and $462,000, respectively.

15. Employee Benefit Plans:

The Company's employee savings and retirement plan (the "401k Plan") is for the benefit of substantially all employees. Contributions to the 401k Plan by the Company are at the discretion of the Board of Directors and are subject to certain limitations described in the plan. The Company made contributions to the 401k Plan of $170,000, $196,000 and $148,000 in 2003, 2002 and 2001, respectively. Company employees are able to choose Company stock as an investment option. Also, employees have the option of taking the Company contributions to this 401k Plan, if any, in Company stock purchased in the open market rather than in cash.

In July 1997, the Company established the Employee Stock Ownership Plan (the "ESOP") for substantially all employees. The ESOP authorized the Trust to purchase shares of the Company's common stock in the open market or in privately negotiated transactions from time to time. In July 1997, the ESOP entered into a line of credit borrowing agreement in the amount of $1,200,000 with another bank in order to fund the ESOP. The loan was refinanced in March of 2000, returning the available line to the original $1,200,000. During 1998, the ESOP made open market purchases of 24,559 shares at an average cost of $7.36 per share. During 2000, the Company made open market purchases of 60,699 shares at an average cost of $5.28 per share. During 2001, the ESOP made open market purchase of 6,505 shares at an average price of $6.77 per share. There were no purchases of stock by the ESOP during 1999, 2002 and 2003. All amounts have been adjusted for stock dividends. The line of credit was paid off in February 2002 (see note 8). The Company absorbs the administrative costs of this program, which totaled approximately $20,000, $8,000 and $7,000 in 2003, 2002 and 2001, respectively. No further expenses are expected to be incurred for the ESOP.

On September 30, 2001, and on December 31, 2000, the Board of Directors allocated 23,731 and 29,701, respectively, shares to the ESOP for distribution to the participants (adjusted for stock dividends).

According to the terms of the ESOP, contributions to the ESOP from the Company's net income were determined at the Company's discretion. During 2003, 2002 and 2001, the Company repaid principal totaling none, none, and $153,000, and the interest expense on the outstanding loan totaled none, $5,000, and $68,000, respectively.

As of December 31, 2003 and 2002 there was no indebtedness of the ESOP. Dividends paid on ESOP shares are recorded as reductions in retained earnings in the balance sheets. The number of average shares outstanding used in the computation of earnings per share is reduced by the average unallocated ESOP shares.

On September 30, 2001, the Board of Directors terminated the ESOP. Due to the termination of the ESOP, there will be no future contributions to the plan. In February 2002, the Company sold the unallocated shares on the open market for $6.19 per share (adjusted for stock dividends) for total proceeds to the ESOP of $822,000. The ESOP has used these proceeds to pay-off the loan in full. Proceeds in excess of the loan pay-off were allocated to ESOP participants.

16. Restricted Cash Balances:

The Bank is required to maintain reserve balances with the Federal Reserve Bank. Reserve requirements are based on a percentage of deposit liabilities. The reserves held at the Federal Reserve Bank as of December 31, 2003 and 2002 were approximately $5,041,000 and $3,452,000, respectively. As of December 31, 2002 the Company had restricted cash of $1.2 million pledged to the counterparty of the interest rate swap the Company entered into for a fair value hedge. The Company substituted securities for the cash pledge during 2003, and therefore there was no restricted cash as of December 31, 2003.

17. Regulatory Matters:

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2003 and 2002, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2003 and 2002, the most recent notification from the Office of the Comptroller of the Currency ("OCC") categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

Notes to Consolidated Financial Statements (Cont.)

For Each of the Three Years in the Period Ended December 31, 2003

The Bank's actual capital amounts and ratios are presented in the table as of December 31, 2003 and 2002.

(dollars in thousands)	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2003						
Total capital (to risk weighted assets)	$55,520	13.39%	$33,170	8.00%	$41,463	10.00%
Tier 1 capital (to risk weighted assets)	$50,334	12.14%	$16,585	4.00%	$24,878	6.00%
Tier 1 capital (to average assets)	$50,334	10.90%	$18,468	4.00%	$23,085	5.00%
As of December 31, 2002						
Total capital (to risk weighted assets)	$35,888	10.40%	$27,619	8.00%	$34,524	10.00%
Tier 1 capital (to risk weighted assets)	$31,769	9.20%	$13,810	4.00%	$20,715	6.00%
Tier 1 capital (to average assets)	$31,769	7.95%	$15,977	4.00%	$19,971	5.00%

Under federal banking law, dividends declared by the Bank in any calendar year may not, without the approval of the OCC, exceed its net income for that year combined with its retained income from the preceding two years. However, the OCC has previously issued a bulletin to all national banks outlining guidelines limiting the circumstances under which national banks may pay dividends even if the banks are otherwise statutorily authorized to pay dividends. The limitations impose a requirement or in some cases suggest that prior approval of the OCC should be obtained before a dividend is paid if a national bank is the subject of administrative action or if the payment could be viewed by the OCC as unsafe or unusual.

The Company's actual capital amounts and ratios are presented in the table as of December 31, 2003 and 2002. There are no prompt corrective action thresholds at the holding company.

(dollars in thousands)	Actual		For capital adequacy purposes	
	Amount	Ratio	Amount	Ratio
As of December 31, 2003				
Total capital (to risk weighted assets)	$57,011	13.77%	$33,131	8.00%
Tier 1 capital (to risk weighted assets)	$49,204	11.88%	$16,966	4.00%
Tier 1 capital (to average assets)	$49,204	10.67%	$18,440	4.00%
As of December 31, 2002				
Total capital (to risk weighted assets)	$34,430	9.99%	$27,584	8.00%
Tier 1 capital (to risk weighted assets)	$27,161	7.88%	$13,792	4.00%
Tier 1 capital (to average assets)	$27,161	6.80%	$15,977	4.00%

18. Net Earnings Per Share:

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share ("EPS"):

	Income (numerator)	Shares (denominator)	Per Share Amounts
Basic 2003 EPS			
Net income available to common shareholders	$5,896,000	3,900,350	$ 1.51
Effect of dilutive stock options	-	244,316	(0.09)
Diluted 2003 EPS	$5,896,000	4,144,666	$ 1.42
Basic 2002 EPS			
Net income available to common shareholders	$3,006,000	3,491,028	$ 0.86
Effect of dilutive stock options	-	108,058	(0.02)
Diluted 2002 EPS	$3,006,000	3,599,086	$ 0.84
Basic 2001 EPS			
Net income available to common shareholders	$1,102,000	3,041,191	$ 0.36
Effect of dilutive stock options	-	81,783	(0.01)
Diluted 2001 EPS	$1,102,000	3,122,974	$ 0.35

There were no anti-dilutive securities in any of the three years presented.

19. Quarterly Results of Operations (Unaudited):

(In thousands, except per share data)	*Quarters Ended* December 31, 2003	September 30, 2003	June 30, 2003	March 31, 2003
Interest income	$7,032	$6,703	$6,636	$6,415
Interest expense	1,318	1,446	1,634	1,772
Net interest income	5,714	5,257	5,002	4,643
Provision for loan losses	444	474	340	381
Net interest income after provision for loan losses	5,270	4,783	4,662	4,262
Other income	2,114	2,011	1,784	1,782
Other expenses	4,452	4,368	4,225	4,132
Income before income tax provision	2,932	2,426	2,221	1,912
Income tax provision	1,030	919	858	788
Net income	$1,902	$1,507	$1,363	$1,124
Earnings per share:				
Basic	$ 0.44	$ 0.37	$ 0.38	$ 0.32
Fully diluted	$ 0.41	$ 0.35	$ 0.36	$ 0.30

(In thousands, except per share data)	*Quarters Ended* December 31, 2002	September 30, 2002	June 30, 2002	March 31, 2002
Interest income	$6,454	$6,270	$6,243	$5,848
Interest expense	1,965	2,112	2,270	2,348
Net interest income	4,489	4,158	3,973	3,500
Provision for loan losses	776	306	233	246
Net interest income after provision for loan losses	3,713	3,852	3,740	3,254
Other income	1,771	1,564	1,821	1,345
Other expenses	3,902	4,088	4,341	3,590
Income before income tax provision	1,582	1,328	1,220	1,009
Income tax provision	654	553	507	419
Net income	$ 928	$ 775	$ 713	$ 590
Earnings per share:				
Basic	$ 0.27	$ 0.22	$ 0.20	$ 0.17
Fully diluted	$ 0.26	$ 0.21	$ 0.20	$ 0.17

Notes to Consolidated Financial Statements (Cont.)

For Each of the Three Years in the Period Ended December 31, 2003

20. Segment Information

The following disclosure about segments of the Company is made in accordance with the requirements of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. The Company segregates its operations into two primary segments: Banking Division and SBA Division. The Company determines operating results of each segment based on an internal management system that allocates certain expenses to each segment.

(dollars in thousands)	*Banking Division*	*2003 SBA Division*	*Total*
Interest income	$ 20,167	$ 6,619	$ 26,786
Interest expense	3,310	2,860	6,170
Net interest income before provision for loan losses	16,857	3,759	20,616
Provision for loan losses	947	692	1,639
Other operating income	1,489	6,202	7,691
Other operating expenses	12,155	5,022	17,177
Income before income taxes	5,244	4,247	9,491
Income taxes	1,828	1,767	3,595
Net income	$ 3,416	$ 2,480	$ 5,896
Assets employed at year end	$352,441	$124,257	$476,698

(dollars in thousands)	*Banking Division*	*2002 SBA Division*	*Total*
Interest income	$ 18,298	$ 6,517	$ 24,815
Interest expense	5,699	2,996	8,695
Net interest income before provision for loan losses	12,599	3,521	16,120
Provision for loan losses	962	599	1,561
Other operating income	1,529	4,972	6,501
Other operating expenses	11,934	3,987	15,921
Income before income taxes	1,232	3,907	5,139
Income taxes	508	1,625	2,133
Net income	$ 724	$ 2,282	$ 3,006
Assets employed at year end	$321,772	$ 93,926	$415,698

(dollars in thousands)	*Banking Division*	*2001 SBA Division*	*Total*
Interest income	$ 17,183	$ 8,022	$ 25,205
Interest expense	8,285	4,196	12,481
Net interest income before provision for loan losses	8,898	3,826	12,724
Provision for loan losses	1,099	371	1,470
Other operating income	1,565	1,394	2,959
Other operating expenses	8,876	3,452	12,328
Income before income taxes	488	1,397	1,885
Income taxes	202	581	783
Net income	$ 286	$ 816	$ 1,102
Assets employed at year end	$270,202	$100,021	$370,223

21. PARENT COMPANY FINANCIAL INFORMATION

The following presents unconsolidated financial information of the parent company only, Community Bancorp Inc. (Note 1) as of and for the years ended December 31:

Community Bancorp Inc. (Parent company only)

CONDENSED BALANCE SHEETS AS OF DECEMBER 31,

(dollars in thousands)	2003	2002
ASSETS:		
Cash	$ 926	$ 203
Interest bearing deposits in financial institutions	980	1,151
Accrued interest and other assets	153	8
Investment in subsidiaries	51,049	32,341
TOTAL ASSETS	$53,108	$33,703
LIABILITIES:		
Accounts payable	$ 865	$ 820
Borrowings from subsidiary	15,162	10,310
Other borrowings	-	2,000
TOTAL LIABILITIES	16,027	13,130
TOTAL STOCKHOLDERS' EQUITY	37,081	20,573
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$53,108	$33,703

Community Bancorp Inc. (Parent company only)

CONDENSED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31,

(dollars in thousands)	2003	2002	2001
Interest income	$ 53	$ 36	$ 60
Interest expense	874	1,248	1,169
Other operating income	-	6	-
Other operating expenses	514	390	378
Equity in net income of subsidiaries	6,678	3,938	1,970
Earnings before income taxes	5,343	2,342	483
Income tax benefit	553	664	619
NET INCOME	$ 5,896	$ 3,006	$ 1,102

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

For Each of the Three Years in the Period Ended December 31, 2003

Community Bancorp Inc. (Parent company only)

CONDENSED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31,

(dollars in thousands)	*2003*	*2002*	*2001*
Cash flows from operating activities:			
Net income	$ 5,896	$ 3,006	$ 1,102
Adjustments to reconcile net income to cash (used in) provided by operating activities:			
ESOP compensation	-	-	153
Unrealized (gain) loss on interest rate swap agreement	303	(4)	-
Unrealized hedging (gain) loss on long term debt	(303)	4	-
Decrease (increase) in accrued interest and other assets	(148)	5	(11)
Increase (decrease) in accounts payable and other liabilities	(253)	112	(36)
Equity in net income of subsidiaries	(6,678)	(3,938)	(1,970)
Net cash (used in) provided by operating activities	(1,183)	(815)	(762)
Cash flows from investing activities:			
Net change in interest bearing deposits at other financial institutions	170	(655)	(7)
Capital contributions to subsidiaries	(12,405)	(800)	(4,000)
Net cash used in investing activities	(12,235)	(1,455)	(4,007)
Cash flows from financing activities:			
Net proceeds from other borrowings	5,154	1,000	1,000
Repayment of other borrowings	(2,000)	(813)	(153)
Cash dividends received from subsidiary	300	900	-
Proceeds from sale of unallocated ESOP shares	-	813	-
Cash dividends paid	-	(2)	(1)
Net proceeds from issuance of common stock	10,068	-	3,026
Exercise of stock options	619	255	35
Net cash provided by financing activities	14,141	2,153	3,907
Net increase (decrease) in cash and cash equivalents	723	(117)	(862)
Cash and cash equivalents at beginning of year	203	320	1,182
Cash and cash equivalents at end of year	$ 926	$ 203	$ 320
Supplemental disclosure of noncash financing activities			
Unearned ESOP contributions	$ -	$ -	$ (50)

Independent Auditors' Report

To the Board of Directors and Stockholders of Community Bancorp Inc.

We have audited the accompanying consolidated balance sheets of Community Bancorp Inc. and subsidiaries (the Company) as of December 31, 2003 and 2002 and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Community Bancorp Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Costa Mesa, California
March 17, 2004

Market for Common Equity and Related Stockholder Matters

Market Information

Our Common stock trades on the NASDAQ National Market under the symbol "CMBC".

The following table presents for each quarterly period during the last two years the high and low closing sale prices of our common stock. Prices do not include retail mark-ups, markdowns or commissions. The information has been adjusted to reflect the 5% stock dividend in the fourth quarter of 2002.

	Closing Prices	
Quarter Ended	*Low*	*High*
2002		
March 31	$ 6.190	$ 7.619
June 30	$ 6.905	$ 7.857
September 30	$ 7.476	$ 9.190
December 31	$ 6.562	$ 8.343

	Closing Prices	
Quarter Ended	*Low*	*High*
2003		
March 31	$ 7.620	$10.750
June 30	$ 9.210	$15.240
September 30	$14.110	$19.120
December 31	$18.500	$21.000

Holders

As of February 25, 2004, there were approximately 363 stockholders of record of our common stock, and approximately 1,000 beneficial stockholders, including the stockholders of record. At such date, our directors and executive officers owned approximately 14.81% of our outstanding shares. There are no other classes of common equity outstanding.

Dividends

On February 26, 2004, we announced the payment of a cash dividend of $0.05 per common share and the initiation of a policy of paying quarterly cash dividends. From 1998 until now, we had paid no cash dividends. We have paid a 5% stock dividend in each of the years from 1998 through 2002.

Whether or not dividends, either cash or stock, will be paid in the future will be determined by our Board of Directors after consideration of various factors. Our and the Bank's profitability and regulatory capital ratios in addition to other financial conditions will be key factors considered by our Board of Directors in making such determinations regarding the payment of dividends.

COMMUNITY BANCORP INC.
BOARD OF DIRECTORS

Gary W. Deems
Chairman of the Board
Retired Bank Executive

Corey A. Seale
Vice Chairman
Administrator, Moreno Valley Community Hospital

Michael J. Perdue
President
Chief Executive Officer

Thomas E. Swanson
Retired CEO,
Community National Bank

Mark N. Baker
President, Baker Enterprises

G. Bruce Dunn
President,
Mission Pools of Escondido

Granger Haugh
President, Cliniqa, Inc.

Robert H. S. Kirkpatrick
President and COO,
CataList Home's Inc.

Philip D. Oberhansley
Partner, Cannon Parks & Oberhansley,
A Professional Law Corporation

Gary M. Youmans
Executive Vice President
Community National Bank

CORPORATE OFFICERS
EXECUTIVE MANAGEMENT

Michael J. Perdue
President
Chief Executive Officer

Donald W. Murray
Executive Vice President
Chief Credit Officer

Gary M. Youmans
Executive Vice President

L. Bruce Mills
Senior Vice President
Chief Financial Officer
Corporate Secretary

F. Michael Patterson
Senior Vice President
Chief Administrative Officer

CORPORATE OFFICERS

Michael J. Cooney
Senior Vice President
Senior Credit Administrator

Elaine T. Hetrick
Senior Vice President
Risk Management
Compliance Manager

Richard Visser
Senior Vice President
Senior Lending Manager

L. Eugene May
First Vice President
Corporate Commercial Lending Manager

Patricia M. Rosa
First Vice President
Human Resources Director

Darlene J. Trammel
First Vice President
Operations Administrator

Juan Alonzo III
Vice President
Aircraft Lending Manager

Jordan M. Blanchard
Vice President
SBA 504 Lending Manager

Amy Conner
Vice President
Portfolio Administration Manager

Debra Dvorak
Vice President
Commercial Lending Manager

Alisa L. Garrett
Vice President
Commercial Lending Officer

Sarah Hart
Vice President
Central Operations Manager

Jonathon E. Harvey
Vice President
Corporate CommerciaL Lending Officer

Angelic M. Hudelson
Vice President
Information Systems Manager

Gloria G. Johnson
Vice President
Loan Servicing Manager

Diane Murico
Vice President
Marketing Manager

Kurt Priewe
Vice President
SBA 7A Lending Manager

William Roche
Vice President
Controller

Daniel W. Stake
Vice President
Commercial Lending Manager

Todd E. Twedt
Vice President
Commercial Lending Manager

RETAIL BANKING OFFICES

Fallbrook
130 West Fallbrook Street
Fallbrook, CA 92028
(760) 731-4500
Jean Westerhold
Assistant Vice President
Branch Manager

Temecula
27541 Ynez Road
Temecula, CA 92591
(909) 693-5253
David Dizon
Vice President
Branch Manager
Thomas G. Vasquez
SBA Sales Vice President

Vista
1690 South Melrose Drive
Vista, CA 92083
(760) 597-4930
Nadia Lee
Vice President
Branch Manager

Escondido
900 Canterbury Place
Suite 100
Escondido, CA 92025
(760) 432-1350
Judy Cattell
Vice President
Branch Manager
John E. Rife
SBA Sales Vice President

Bonsall
5256 South Mission Road
Suite 1001
Bonsall, CA 92003
(760) 639-2000
Thomas Cheek
Assistant Vice President
Branch Manager

Opening Fall 2004
Murrieta
41301 Kalmia Street
Murrieta, CA 92562
Bobbi V. Ballwey
Assistant Vice President
Branch Manager

LOAN PRODUCTION OFFICES

Huntington Beach
17011 Beach Boulevard
Suite 900
Huntington Beach, CA 92647
(714) 596-7950
Dale Heyden
Vice President

Fullerton
1440 North Harbor Boulevard
Suite 800-38
Fullerton, CA 92835
(714) 449-3385
Michael T. Valenti
SBA Sales Vice President

Los Angeles
1875 Century Park East
Suite 600-76
Los Angeles, CA 90067
(310) 407-5382
Harpal Kang
SBA Sales Vice President

North Los Angeles
2625 Townsgate Road
Suite 330
Westlake Village, CA 91361
(805) 267-1295
Redonna Carpenter
SBA Sales Vice President

Reno, Nevada
5210 Kietzke Lane
Suite 204
Reno, NV 89511
(877) 725-3834
Gerald Murphy
SBA Sales Vice President

Phoenix, Arizona
9633 South 48th Street
Suite 195
Phoenix, AZ 85044
(480) 650-1596
Andrew Bolton
SBA Business Development Officer

INDEPENDENT AUDITORS

Deloitte & Touche LLP
695 Town Center Drive
Suite 1200
Costa Mesa, CA 92626-9978

TRANSFER AGENT

U. S. Stock Transfer Corporation
1745 Gardena Avenue
Glendale, CA 92104
(818) 502-1404

CORPORATE COUNSEL

Barnet Reitner
Reitner & Stuart
1319 Marsh Street
San Luis Obispo, CA 93401

MARKET MAKERS

Keefe, Bruyette & Woods, Inc.
787 Seventh Avenue, 4th Floor
New York, NY 10019
(800) 221-3246

Hoefer & Arnett
353 Sacramento St., Tenth Floor
San Francisco, CA 94111
(800) 346-5544

Sandler O'Neill
919 Third Avenue, Sixth Floor
New York, NY 10022
(212) 466-7780

Wedbush Morgan Securities
1000 Wilshire Blvd.
Los Angeles, CA 90017
(213) 688-8000

NASDAQ: CMBC

Member FDIC

EQUAL HOUSING LENDER

Design: Summers By Design, Irvine, CA

COMMUNITY BANCORP INC.

900 Canterbury Place, Suite 300
Escondido, CA 92025
(760) 432-1100
www.comnb.com

NASDAQ: CMBC